                                                                    EXHIBIT 99.2


This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories or possessions. See "Plan of Distribution".

NEW ISSUE                                                         April 27, 1999

                                     [LOGO]
                                    ALTAREX


                                  ALTAREX CORP.

                                   $17,000,000
                            34,000,000 Common Shares

This offering consists of a new issue of up to 34,000,000 common shares ("Common Shares") of AltaRex Corp. (the "Corporation" or "AltaRex") being issued and sold by the Corporation at a price of $0.50 per Common Share.

The offering price of the Common Shares was determined by negotiation between First Marathon Securities Limited, HSBC James Capel Canada Inc. (together, the "Agents") and the Corporation.

The Common Shares will not be precluded as investments under certain statutes as set out under "Eligibility for Investment".

AN INVESTMENT IN THE COMMON SHARES INVOLVES A HIGH DEGREE OF RISK, SHOULD BE REGARDED AS SPECULATIVE AND IS BEST SUITED FOR INVESTORS WHO CAN AFFORD THE LOSS OF THEIR INVESTMENT IN COMMON SHARES. SEE "RISK FACTORS".

The outstanding Common Shares are listed on The Toronto Stock Exchange (the "TSE") and the TSE has conditionally approved the listing of the Common Shares offered pursuant to this prospectus, subject to the fulfilment by the Corporation of certain requirements of the TSE. On April 26, 1999, the last trading day prior to the filing of this prospectus, the closing price of the Common Shares on The Toronto Stock Exchange was $0.55.




                          PRICE: $0.50 PER COMMON SHARE




                                                          PRICE TO              AGENTS'               NET PROCEEDS TO
                                                         THE PUBLIC             FEE(1)              THE CORPORATION(2)
                                                         ----------             ------              ------------------
Per Common Share....................................       $0.50                $0.035                    $0.465
Total(3)............................................    $17,000,000           $1,190,000               $ 15,810,000


(1) This assumes the maximum fees payable by the Corporation to the Agents. In addition to the Agents' fee, AltaRex has agreed to grant to the Agents options ("Compensation Options") equal to 5% of the total number of Common Shares sold pursuant to this offering at an exercise price of $0.50. This prospectus also qualifies the distribution of the Compensation Options and the Common Shares issuable upon exercise of the Compensation Options. See "Plan of Distribution".

(2) Before deducting expenses of the offering, estimated at $510,000 ,which will be paid out of the proceeds of the offering.

(3) The Corporation has granted the Agents an option (the "Over-Allotment Option") to purchase up to an additional 5,100,000 Common Shares at the offering price for a period expiring 60 days following the date of closing of this offering, to cover over-allotments, if any. This prospectus also qualifies the distribution of the Over-Allotment Option and the Common Shares issuable upon exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total price to the public, the Agents' fee and the net proceeds to the Corporation will be $19,550,000, $1,368,500 and $18,181,500, respectively. See "Plan of
     Distribution".

The Agents conditionally offer for sale the Common Shares offered hereunder on a best efforts basis, if, as and when issued and delivered by the Corporation and accepted by the Agents in accordance with the conditions contained in the agency agreement between the Agents and the Corporation referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by McCarthy Tetrault and on behalf of the Agents by Fogler, Rubinoff, Toronto.

Subscriptions will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. Certificates for the Common Shares will be available for delivery at the closing, which is expected to occur on or about May 6, 1999, or such later date as the Corporation and the Agents may agree but, in any event, not later than June 27, 1999.

                                TABLE OF CONTENTS


                                                PAGE

ELIGIBILITY FOR INVESTMENT ....................    1
GLOSSARY ......................................    2
SUMMARY .......................................    5
ALTAREX CORP ..................................    8
Corporate Structure ...........................    8
History .......................................    8
BUSINESS OF ALTAREX ...........................    8
Overview ......................................    8
Business Strategy .............................    9
Plan of Operation For Fiscal 1999 .............   10
Market for Cancer Therapeutics ................   10
Approaches to Cancer Therapy ..................   11
The Corporation's AIT(R) Technology ...........   13
The Corporation's Products ....................   14
Regulatory Approval Process ...................   19
Strategic Alliances and License Agreements ....   21
Manufacturing .................................   24
Human Resources ...............................   24
Leased Properties .............................   24
Competition ...................................   25
Proprietary Protection ........................   25
Clinical Advisory Board .......................   26
CONSOLIDATED CAPITALIZATION ...................   28
MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF
         OPERATIONS ...........................   28
Introduction ..................................   28
Selected Financial Information ................   29
Overview ......................................   29
Acquisition and Amalgamation ..................   29
Results of Operations .........................   30
Year ended December 31, 1998 compared
         to year ended December 31, 1997 ......   30
Year ended December 31, 1997 compared
         to year ended December 31, 1996 ......   31
Foreign Currency Exposure .....................   31
Impact of the Year 2000 Issue .................   31
Liquidity and Capital Resources ...............   32
PLAN OF DISTRIBUTION ..........................   33
USE OF PROCEEDS ...............................   34
DIRECTORS AND OFFICERS ........................   34
Directors .....................................   34
Executive Officers ............................   35
Biographies of Directors and Executive
Officers ......................................   35
Audit Committee ...............................   37
EXECUTIVE COMPENSATION ........................   38


Compensation of Executive Officers ............   38
Stock Options .................................   39
Employment Agreements .........................   40
Compensation of Directors .....................   40
INDEBTEDNESS OF DIRECTORS
         AND OFFICERS .........................   40
STOCK OPTIONS .................................   41
DESCRIPTION OF SHARE CAPITAL ..................   43
DIVIDEND POLICY ...............................   44
PRINCIPAL SHAREHOLDERS ........................   44
PRICE RANGE AND TRADING VOLUME OF
         THE COMMON SHARES ....................   45
CANADIAN FEDERAL INCOME TAX
         CONSEQUENCES .........................   45
Dividends .....................................   46
Disposition of Common Shares ..................   46
RISK FACTORS ..................................   47
Biomira Litigation ............................   47
Possible Expiration or Termination of License
         Agreement for MAb B43;
         Loss of Exclusivity ..................   47
Reliance on Strategic Relationships ...........   48
Uncertainty Associated with Preclinical
         and Clinical Testing .................   49
Lack of Product Revenues; History of Losses ...   49
Capital Requirements ..........................   50
Key Personnel .................................   51
Regulatory Environment; No Assurance of
         Product Approval .....................   51
Competition ...................................   51
Proprietary Rights and Patent Protection ......   52
Manufacturing and Marketing ...................   53
Product Liability and Insurance ...............   54
Unstable Share Price ..........................   54
No Assurance of Successful Development ........   54
INTERESTS OF MANAGEMENT AND OTHERS
         IN MATERIAL TRANSACTIONS .............   54
MATERIAL CONTRACTS ............................   55
ESCROWED SHARES ...............................   55
LEGAL MATTERS .................................   56
LEGAL PROCEEDINGS .............................   56
AUDITORS, TRANSFER AGENT
         AND REGISTRAR ........................   58
PROMOTERS .....................................   58
PURCHASERS' STATUTORY RIGHTS ..................   58
CONSOLIDATED FINANCIAL STATEMENTS
         OF ALTAREX  CORP .....................   F-1
CERTIFICATE OF ALTAREX CORP ...................   80
CERTIFICATE OF AGENTS .........................   81

                           ELIGIBILITY FOR INVESTMENT


         In the opinion of McCarthy Tetrault, counsel to the Corporation, and Fogler, Rubinoff, counsel to the Agents, subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, the Common Shares offered hereunder will not, as of the date of issuance, be precluded as investments under the following statutes:

Insurance Companies Act (Canada)                         Pension Benefits Act (Ontario)
Pension Benefits Standards Act, 1985 (Canada)            Loan and Trust Corporations Act (Ontario)
Trust and Loan Companies Act (Canada)                             An Act respecting trust companies and savings
Financial Institutions Act (British Columbia)             companies (Quebec) (except trust companies
Pension Benefits Standards Act (British Columbia)        with respect to funds, other than deposits,
Loan and Trust Corporations Act (Alberta)                which are administered for other purposes)
Alberta Heritage Savings Trust Funds Act (Alberta)       Supplemental Pension Plans Act (Quebec)
Employment Pension Plans Act (Alberta)                   An Act respecting insurance (Quebec) (in
Insurance Act (Alberta)                                  respect of insurers other than guarantee fund
The Insurance Act (Manitoba)                             corporations)
The Trustee Act (Manitoba)

         In addition, in the opinion of such counsel, the Common Shares offered by this prospectus, if listed on a prescribed stock exchange in Canada and if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations under that Act for trusts governed by registered retirement savings plans, registered retirement income funds or deferred profit sharing plans (collectively "deferred income plans"). Assuming draft legislation released by the Minister of Finance on March 10, 1999 is enacted as proposed, the Common Shares will also be qualified investments for registered education savings plans. The Common Shares offered by this prospectus, if issued on the date hereof, would not, on the date of this prospectus, be foreign property for purposes of the provisions of the tax imposed under Part XI of the Income Tax Act (Canada) on deferred income plans, registered investments and other tax exempt entities, including most pension funds or plans.

                                    GLOSSARY


In this prospectus, the following terms have the following meanings unless the context requires otherwise:

Adjuvant:                                   An immunogenic substance administered with a vaccine to increase the immune response.

Amino Acids:                                The basic molecules that form proteins.

Antibody:                                   A protein agent developed in response to, and binding specifically with, an antigen.

Anti-idiotype Induction Therapy or          An immunotherapeutic antibody approach that induces the human
AIT(R) Technology or AIT(R):                immune system to produce its own anti-tumor response through several immune pathways.

Anti-idiotype Cascade or Network:           An in vivo immune response characterized by antibodies to
                                            antibodies resulting in antigen mimics and secondarily by native antibodies reactive to the same antigen as the antibody inducing the cascade.

Antigen:                                    A substance which elicits a specific immune response.

Ascites-derived material:                   Obtained from the fluid of the abdominal cavity of mice that have been implanted with cells that secrete the desired substance
                                            (antibody).

B-cell:                                     A form of immune cell that produces antibodies and is a
                                            precursor to a plasma cell.



Cell culture-derived material:              Obtained from the secretion of cells grown in artificial
                                            media, often in flasks or tanks.


Cellular response:                          An immune system response mediated by immune cells, often
                                            cytotoxic and antigen specific.

current Good Manufacturing                  Government promulgated guidelines governing the manufacture of
Practices or cGMP:                          human and animal drugs and biologicals.

Chemotherapy or chemotherapeutic:           Generally, the use of drugs in the treatment of disease.
                                            Specifically the use of cytotoxic drugs to treat cancer.

Cytokine:                                   Low molecular weight proteins that can either stimulate or inhibit the proliferation or function of immune cells.

Cytotoxic T-cells:                          Immune system cells capable of killing other cells.

Epitope:                                    Specific region on an antigen which is recognized by a specific antibody or T-cell.

European Medicines Evaluation               The agency responsible for drug product approval in the European
Agency or EMEA:                             Economic Community.

First line chemotherapy                     The administration of one or more of a combination of
(in ovarian cancer):                        chemotherapeutic agents usually consisting of a platinum-based drug and paclitaxel.

Gene:                                       The basic unit of heredity.  Genes are nucleic acid sequences encoding specific proteins that occupy a specific location on a chromosome and are self-producing, submicroscopic structures capable under certain circumstances of giving rise to a new character.

Health Protection Branch or HPB:            The government department responsible for supervising the drug development and approval process in Canada.

Humoral response:                           An immune response mediated by antibodies in the blood.

Hybridoma cells:                            Any continuously growing cell line generated by the fusion of a myeloma cell and a normal cell and capable of producing
                                            antibodies.

Immunogenicity:                             The degree to which an antigen is capable of eliciting an immune response.

Immunotherapy:                              A therapeutic approach to treat diseases by modifying the immune response against the disease.

Immunological tolerance:                    Characteristic state in which the immune system is rendered unresponsive to an antigen that, under other conditions,
                                            would provoke an immune response.

Investigational New Drug                    An application to the FDA or other regulatory bodies, which is
Application or IND:                         submitted for approval prior to beginning clinical trials.

IV infusion:                                Administration of a medication directly into a vein.

In vitro:                                   Studies or phenomena which take place outside the body.

In vivo:                                    Studies or phenomena which take place in the body.

Master Cell Bank or MCB:                    A well characterized stock containing specific hybridoma cells that are used in the manufacture of antibodies.

Master Working Cell Bank:                   "Manufacturer's" or "Master" Working Cell Bank, often referred to as the "Working Cell Bank" (WCB): a bank derived from the
                                            Master Cell Bank which acts as the
                                            starting source for (antibody)
                                            bioproduction.

Monoclonal antibody or MAb:                 Antibody produced by hybridoma cells, which is homogeneous in structure and specificity.

MUC1:                                       A mucinous antigen associated with breast and other cancers.

Multi-epitopic response:                    Immune response to an antigen that is directed to multiple regions on the antigen recognized by antibodies or T-cells.

Multiple myeloma:                           A haematologic malignancy or blood cancer related to leukemia and lymphoma characterized by over-production of abnormal
                                            plasma cells in the bone marrow.

Murine:                                     Of mouse origin.

Myeloma cell:                               An immortal tumor cell originating or derived from the bone marrow.

New Drug Application or NDA:                A document submitted to the FDA or other regulatory bodies containing all the pre-clinical and clinical data collected on a drug to obtain approval for marketing.

New Drug Submission or NDS:                 A document submitted to the HPB which is the Canadian
                                            counterpart to the NDA.

Peptide:                                    A molecule containing several amino acids linked together.

Pharmacodynamic:                            The biological response to a drug.

Pharmacokinetic:                            The description of absorption, distribution, metabolism and excretion of drugs by the body.

Plasma cell:                                A mature Bcell.

Potentially pivotal:                        A term used to describe clinical trials that would form the basis for a submission seeking marketing approval from
                                            regulatory authorities if the statistical goals of the trial are met.

Primary end point:                          The primary clinical outcome which forms the a priori basis of the statistical hypothesis (including sample size estimation) of a well controlled clinical trial.  A fully successful study confirms a treatment effect of the magnitude sufficient to provide a
                                            statistically significant demonstration of the "primary end point"
                                            for regulatory approval of a product.

Product License Application or              The application submitted to the FDA to qualify biological drug
PLA:                                        products for sale in the United States.

PSA:                                        An antigen associated with prostate cancer.

Sera:                                       The fluid component of blood after separation of cellular
                                            components.

Secondary end point:                        Secondary clinical or biological outcomes that can be
                                            assessed in analysis of a clinical trial. Although supportive and potentially important, these endpoints are not the a
                                            priori primary experimental question proposed for a clinical protocol.

Second-line chemotherapy                    Any one of a combination of drugs consisting of Paclitaxel,
(in ovarian cancer):                        Etoposide, CAP (cyclophosphamide, adriamycin, cis-platin) or
                                            HCAP (hexamethylmelamine and CAP) or other drugs
                                            administered into patients, who are either partial or non-responders to first line chemotherapy.

Surrogate endpoint:                         A laboratory or physical sign that is used in clinical trials as a substitute for a clinically meaningful endpoint that is a direct measure of how a patient feels, functions, or
                                            survives and that is reasonably likely to predict the effect of therapy.

Surrogate marker:                           A laboratory measurement of biological activity within the body that indirectly indicates the effect of treatment on
                                            disease state.

T-cell:                                     A form of immune cell that mediates humoral and cellular
                                            immune responses.

Tumor:                                      An abnormal proliferation of malignant cells.

Tumor antigen or tumor associated           An antigen that is predominantly expressed in tumor tissues and
antigen or TAA:                             may be released into the blood stream in association with the tumor.


Tumor marker:                               A biological product (protein or other) that is expressed on tumor cells and secreted usually into the serum, such that presence or activity of the tumor can be measured indirectly through measurement of the marker.

United States Food and Drug                 The regulatory body that oversees the drug development and
Administration or FDA:                      approval process in the United States.

                                     SUMMARY

         The following is a summary only and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this prospectus. All dollar references in this prospectus are in Canadian dollars unless otherwise specifically indicated. This prospectus includes product names and trademarks of the Corporation and of other organizations.

                                  THE OFFERING

ISSUE:                      Up to 34,000,000 common shares ("Common Shares") of AltaRex Corp. (the
                           "Corporation" or "AltaRex")

PRICE:                     $0.50 per Common Share

AMOUNT:                    $17,000,000

USE OF PROCEEDS:

                           The estimated net proceeds of the offering to the Corporation, after deducting the Agents' fee and the estimated expenses of the offering of approximately $510,000, will be $15.3 million. The Corporation intends to use the net proceeds of this offering as follows:

                           OvaRex(TM) MAb antibody and clinical trial costs. . . . . . . .        $ 8.4
                           BrevaRex(TM) MAb antibody and clinical trial costs. . . . . . .          4.3
                           Working capital requirements. . . . . . . . . . . . . . . . . .          2.6
                                                                                                  -----
                                                   Total. . . . . . . . . . . . . . . . . .       $15.3
                                                   million                                        =====

                           In each case, the amounts referred to above reflect estimated antibody and clinical trial costs over a period of approximately 12 months. To the extent that the aggregate net proceeds are less than as set forth above, such proceeds will be applied to fund OvaRex(TM) MAb antibody and clinical trial costs in priority to BrevaRex(TM) MAb antibody and clinical trial costs. See
                           "Use of Proceeds".

                               BUSINESS OF ALTAREX

         AltaRex is a development stage biotechnology company focused on the research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of certain late-stage cancers. The Corporation's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy or AIT(R) Technology. Based upon research and clinical studies to date, AltaRex believes that its AIT(R) Technology enhances the ability of the human immune system to produce its own anti-tumor response. The Corporation has filed five patent applications under its AIT(R) Technology in the United States. Four of these patents have been or will be the subject of international patent applications. See "Business of AltaRex - Proprietary Protection" and "Legal Proceedings".

         AltaRex's products are modified murine monoclonal antibodies or MAbs developed by the Corporation's scientists or licensed to the Corporation. The Corporation believes that these MAbs may be used effectively to complement and/or supplement traditional cancer therapies. The Corporation's strategy is to focus its antibody development expertise to produce unique, patent-protected, antibody-based immunotherapeutics based on its AIT(R) Technology platform for commercialization primarily by pharmaceutical partners. The Corporation believes this strategy will enable it to achieve patent-protected commercialization of antibody-based immunotherapeutics to treat various cancers and other disease areas including autoimmune diseases and infectious diseases. See "Business of AltaRex - Business Strategy".

         OvaRex(TM) MAb, the Corporation's lead product, targets a tumor associated antigen known as CA 125 which has been found to be over-expressed in the majority of ovarian (and certain other) cancer patients. The Corporation believes that when administered to patients in low dosages by IV infusion OvaRex(TM) MAb acts by inducing or amplifying, through multiple mechanisms, the body's immune response against ovarian cancer. In the first quarter of 1997, the Corporation initiated a potentially pivotal North American Phase IIb clinical trial in Canada with time to disease progression as the primary end point. Administration of the drug to patients in the United States under this trial began in the second quarter of 1998. This placebo controlled trial will enroll 280 patients by late 1999 and is expected to be completed in 2001 for primary analysis. A second potentially pivotal Phase IIb clinical trial was initiated in December 1998, also with time to disease progression as its primary end point, and will address an ovarian cancer patient population with a more advanced stage of disease than the initial Phase IIb trial. This placebo controlled trial will enroll 102 patients in the United States and is also scheduled for completion by 2001. The Corporation has received Orphan Drug status and Fast Track designation from the FDA for OvaRex(TM) MAb. Orphan Drug status and Fast Track designation, as well as the applicability of certain provisions of the FDA Modernization Act of 1997, form the Corporation's regulatory approval strategy in the United States which centres on a surrogate measure of efficacy, being time to disease progression, as a basis for regulatory approval. The Corporation's Phase IIb trials have primary end points of time to disease progression as well as secondary end points, including survival and quality of life, any of which can form the basis for regulatory approval. See "Business of AltaRex - The Corporation's Products - Overview" and "Legal Proceedings".

         The Corporation is developing additional antibody-based immunotherapeutics from its AIT(R) Technology platform for the treatment of tumors expressing the MUC1 (BrevaRex(TM) MAb), PSA (ProstaRex(TM) MAb) and CA19.9 (GivaRex(TM) MAb) tumor associated antigens. The Corporation commenced a Phase I clinical trial of BrevaRex(TM) MAb in December 1998.


                         SELECTED FINANCIAL INFORMATION

         The following selected financial information provided below has been taken from the consolidated financial statements of AltaRex contained elsewhere in this prospectus.

                                      YEAR ENDED DECEMBER 31
                                      ----------------------
                                  1998           1997           1996
                                  ----           ----           ----
                                   ($)            ($)            ($)
INCOME STATEMENT DATA
Revenues ..................     1,013,742      1,619,836         88,257
Expenses
 Research and development .     9,433,681      4,733,918      1,720,031
 General and administration     4,695,990      1,563,555        540,285
                              -----------    -----------    -----------
Net loss ..................   (13,115,929)    (4,677,637)    (2,172,059)
                              ===========    ===========    ===========
Net loss per common share .         (0.79)         (0.29)         (0.24)
                              ===========    ===========    ===========

                                                               AS AT DECEMBER 31
                                                       1998                        1997
                                                       ----                        ----

                                                        ($)                         ($)
BALANCE SHEET DATA
Total assets.................................         15,159,774                 27,299,744
Shareholders' equity.........................         12,646,840                 25,708,769

                                  RISK FACTORS

         The acquisition of Common Shares offered hereunder entails certain risks and any investment in Common Shares should be considered as being highly speculative. See "Risk Factors" for a description of certain of the risks that should be considered in assessing an investment in the Common Shares, including the following: (i) litigation, including the Biomira Claim; (ii) the possible expiration of the license agreement for MAb B43; loss of exclusivity; (iii) reliance on strategic relationships; (iv) uncertainty associated with preclinical and clinical testing; (v) lack of product revenues; history of losses; (vi) capital requirements; (vii) dependence upon key personnel; (xiii) regulatory environment; no assurance of product approval; (ix) competition; (x) proprietary rights and patent protection; (xi) manufacturing and marketing;
(xii) product liability and insurance; (xiii) unstable share price; and (xiv) no assurance of successful development. See "Risk Factors".

                                  ALTAREX CORP.

CORPORATE STRUCTURE

         AltaRex Corp. ("AltaRex" or the "Corporation") was established on May 31, 1997 under the laws of the Province of Alberta by the amalgamation of AltaRex Corp. (formerly known as Allrich Energy Group Inc. ("Allrich")) and AltaRex Inc. Prior to such amalgamation, Allrich, an inactive public company, acquired all of the outstanding shares of AltaRex Inc. resulting in AltaRex Inc.'s shareholders holding a controlling interest in Allrich. On June 27, 1997 articles of amendment were filed to provide that meetings of shareholders may be held at any place within Canada and the United States. The registered office of AltaRex is located at Campus Tower, Suite 300, 8625 - 112 Street, Edmonton, Alberta T6G 2E1. The executive offices of AltaRex are located at Suite 125, 303 Wyman Street, Waltham, Massachusetts 02451.

         AltaRex US, Corp. ("AltaRex US"), the Corporation's only subsidiary, was incorporated under the laws of the State of Delaware and is wholly-owned by the Corporation. With offices located in Waltham, Massachusetts, AltaRex US directs the executive, business development, clinical, regulatory, development, manufacturing and investor relations efforts of the Corporation.

HISTORY

         AltaRex was founded in November 1995 by Dr. Antoine Noujaim and a team of collaborators to commence a business engaged in the discovery and development of anti-cancer immunotherapeutics. Prior to founding AltaRex, Dr. Noujaim was President of Biomira Research Inc. ("Biomira Research"), a wholly-owned subsidiary of Biomira Inc. ("Biomira"). The Company believes that in 1995 Biomira decided to discontinue funding the operations of Biomira Research. Dr. Noujaim and other collaborators believed that the B43 antibody research project undertaken by Biomira Research (known as the OvaRex(TM) MAb Program) had the potential to be further developed into a commercial product. As a result, in November 1995, AltaRex acquired certain components of the OvaRex(TM) MAb Program and the OvaRex(TM) MAb tradename and trademark from Biomira and Biomira Research and entered into an exclusive licensing agreement with Biomira pursuant to which it acquired the exclusive worldwide right to use, develop, manufacture and commercialize (for anti-idiotype induction therapy applications) products based on the B43 antibody. See "Business of AltaRex - Strategic Alliances and License Agreements - Biomira License Agreement" and "Legal Proceedings".


                               BUSINESS OF ALTAREX

OVERVIEW

         AltaRex is a development stage biotechnology company focused on the research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of certain late-stage cancers. The Corporation's products are based on its unique proprietary platform technology, Anti-idiotype Induction Therapy or AIT(R) Technology. Based upon research and clinical studies to date, AltaRex believes that its AIT(R) Technology enhances the ability of the human immune system to produce its own anti-tumor response. The Corporation has filed five patent applications for its AIT(R) Technology in the United States. Four of these patents have been or will be the subject of international patent applications. See "- Proprietary Protection" and "Legal Proceedings".

         AltaRex's products are modified murine monoclonal antibodies or MAbs developed by the Corporation's scientists or licensed to the Corporation. The Corporation believes that these MAbs may be used effectively to complement and/or supplement conventional cancer therapies.

         OvaRex(TM) MAb, the Corporation's lead product, targets a tumor associated antigen known as CA 125 which has been found to be over-expressed in the majority of ovarian (and certain other) cancer patients. The Corporation believes that, when administered to patients in low dosages by IV infusion, OvaRex(TM) MAb acts by inducing or amplifying, through multiple mechanisms, the body's immune response against ovarian cancer. In the first quarter of 1997, the Corporation initiated a potentially pivotal North American Phase IIb clinical trial with OvaRex(TM) MAb in Canada with time to disease progression as the primary end point. Administration of the drug to patients in the United States under this trial began in the second quarter of 1998. This placebo controlled trial will enroll 280 patients by late 1999 and is expected to be completed in 2001 for primary analysis. A second potentially pivotal Phase IIb clinical trial was initiated in December 1998 also with time to disease progression as its primary end point, and will address an ovarian cancer patient population with a more advanced stage of disease than the initial Phase IIb trial. This placebo controlled trial will enroll 102 patients in the United States and is also scheduled for completion by 2001. AltaRex is also conducting open Phase II trials in the United States and Canada. In consultation with regulatory authorities, the Corporation is generating cell culture-derived antibody which will be studied in comparability trials with the Corporation's current ascites-derived materials.

         The Corporation has received Orphan Drug status and Fast Track designation from the FDA for OvaRex(TM) MAb. Orphan Drug status and Fast Track designation, as well as the applicability of certain provisions of the FDA Modernization Act of 1997 ("FDAMA") relating to surrogate measures of efficacy form the Corporation's regulatory approval strategy in the United States. The Corporation's Phase IIb trials each have primary end points of time to disease progression as well as secondary end points, including survival and quality of life, any of which can form the basis for regulatory approval. See "- The Corporation's Products".

         AltaRex is also developing additional antibody-based immunotherapeutics from its AIT(R) Technology platform for the treatment of tumors expressing the MUC1 (BrevaRex(TM) MAb), PSA (ProstaRex(TM) MAb) and CA19.9 (GivaRex(TM) MAb) tumor associated antigens. The Corporation commenced a Phase I clinical trial of BrevaRex(TM) MAb in December 1998.

BUSINESS STRATEGY

         The Corporation's strategy is to focus its antibody development expertise to produce unique, patent-protected, antibody-based immunotherapeutics based on its AIT(R) Technology platform for commercialization primarily by pharmaceutical partners. The key elements of the Corporation's strategy are to:

     -    Focus exclusively on antibodies for immunotherapy;

     - Access research regarding antibodies and disease targets from key academic institutions, particularly in Canada and the United States;

     - Employ the AIT(R) Technology and related proprietary technology of the Corporation to generate highly specific immune responses to MAbs associated with TAAs;

     - Coordinate further research and conduct preclinical and clinical trials to enable the Corporation to pursue regulatory approval for the products and to build value for strategic partnering; and

     - Realize value through strategic partnerships with pharmaceutical companies.

         The Corporation believes that this strategy will enable it to achieve the patent-protected commercialization of antibody-based immunotherapeutics to treat various cancers and other disease areas including autoimmune and infectious diseases.

PLAN OF OPERATION FOR FISCAL 1999

         AltaRex's plan of operation for the year ending December 31, 1999 is to continue to develop and conduct clinical trials for antibody-based immunotherapy products. During this period, the Corporation plans to complete enrollment in the first OvaRex(TM) MAb Phase IIb clinical trial in North America and to achieve significant progress in enrolling patients in the second Phase IIb clinical trial. The Corporation also intends to substantially complete the OvaRex(TM) MAb open Phase II trials in the United States and Canada and the BrevaRex(TM) MAb Phase I clinical trial in the United States. Additionally, the Corporation plans to continue product development programs for ProstaRex(TM) MAb and GivaRex(TM) MAb by conducting further exploratory research. See "- Regulatory Approval Process".

         In cooperation with Lonza Biologics plc ("Lonza Biologics"), the Corporation is in the process of scaling-up commercial production of cell culture-derived antibody to be used in comparability testing with the Corporation's current ascites-derived material. The Corporation is also working with Lonza Biologics to begin scaling-up its BrevaRex(TM) MAb cell culture material to a commercial level. Scaling-up production of these antibodies will enable the Corporation to further pursue regulatory approval and commercialization of the Corporation's products. Such regulatory approval and commercialization is dependent upon the ability of the Corporation to achieve such production. See "Risk Factors".

MARKET FOR CANCER THERAPEUTICS

         Cancer is a disease characterized by uncontrolled growth and spread of abnormal cells. The disease is believed to occur as a result of a number of factors such as genetic predisposition and external (chemicals, radiation) and internal (immune status, hormones) causes.

         Overall, the annual costs for cancer in the Untied States are estimated at U.S. $107 billion which includes U.S. $37 billion for direct medical costs, U.S. $11 billion for morbidity costs (loss of productivity) and U.S. $59 billion for mortality cases. The world market for cancer therapeutics was U.S. $11.7 billion in 1997 and is expected to reach U.S. $14.7 billion by 2000. (SCRIP Reports - The Complete Guide to Cancer - Second Edition, 1998). North America (predominantly the United States) represents 47% of the worldwide anti-cancer drug market.

       The majority of cancer patients are people over the age of 65 and it is anticipated that as the population continues to age, cancer treatment will likely become the single largest health care expenditure in the United States and other industrialized nations (Frost and Sullivan, World Cancer Therapeutic Markets, August 1996).

APPROACHES TO CANCER THERAPY

       Conventional approaches for the treatment of cancer have been based on a combination of surgery, radiation and chemotherapy. Despite increasing resources to develop new therapies for cancer, survival rates for cancer patients have not materially improved over the last 15 years (American Cancer Society, 1998 Cancer Facts & Figures). This ongoing inability to significantly improve survival or quality of life for cancer patients creates a compelling need for alternative medical strategies.

       The potential market for antibody-based therapies in the management of advanced cancer has rapidly expanded, as evidenced by the acceptance of IDEC Pharmaceuticals Corp.'s ("IDEC") Rituxan(R) (rituximab) for the treatment of non-Hodgkin's lymphoma and the recent FDA approval of Genentech Inc.'s ("Genentech") Herceptin(R) (trastuzumab) for the treatment of certain breast cancers.

       IMMUNOTHERAPEUTIC APPROACHES TO CANCER

       The immunological approach to cancer therapy is based on the principle that the human immune system is capable of recognizing and eliminating cancer cells. In cancer patients, the immune system has failed, for unknown reasons, to respond to the presence of cancer cells. Immunotherapeutic approaches attempt to stimulate and enhance an anti-cancer response by the patient's own immune system.

       The immunotherapeutic approach has inherent advantages in comparison to current conventional treatment practices, which are often radical in nature and associated with severe side effects and toxicity, thereby compromising the patient's quality of life. In addition, tumors treated conventionally often re-emerge in more aggressive and treatment-resistant forms. Immunotherapy, which can be utilized in combination with conventional treatments or as a single treatment, can be substantially less toxic than chemotherapy and therefore may improve the patient's quality of life.

       There are currently four widely accepted immunological approaches to cancer therapy. They can be classified as either tumor associated antigen dependent (e.g., passive immunization or active specific immunization) or independent (e.g., adoptive cell-based or non-specific). The primary difference between immunotherapeutic approaches is the method in which the immune system is stimulated and the nature of the subsequent immune responses.

       CONVENTIONAL IMMUNOTHERAPEUTIC APPROACHES

       Independent Immunological Approaches

       Adoptive Immunotherapy

       This form of therapy consists of the separation and stimulation of T-cells, then exposing those cells to immunostimulates in vitro in order to augment the immune system's response to tumor cells. The treated cells are then expanded in numbers and reinjected into patients. Each patient serves as the donor and recipient of his or her own T-cells. While efforts are being conducted to make this therapy more effective, wide application remains difficult due to the individual nature of the treatment.

       Non-Specific Immunotherapy

       In general, this approach may be described as a method by which the immune system is non-specifically stimulated in order to destroy the tumor. The principal approach has been through the use of cytokines; however, while effective in some indications, side effects have limited their use.

       TAA Immunological Approaches

       Tumor associated antigens or TAAs are located on the surface of cancer cells, circulate in a patient's blood or sera and are associated with the presence of specific cancer types. The antigens have single or multiple binding sites or epitopes. There are two types of TAA immunotherapy, passive and active specific.

       Passive Immunization

       This approach consists of the administration of certain immune molecules, such as antibodies, to patients who do not produce them on their own. These antibodies are generally administered in large quantities and, while targeting the cancer cells, can also be designed to act on other cell types and molecules which are necessary for tumor growth. For example, antibodies can be designed to affect the tumor's blood supply, thereby inhibiting the tumor's expansion. Alternatively, certain antibodies can act directly on the tumor by activating a cellular system to attack the tumor after the antibody is attached to it. The underlying assumption is that the antibody will recognize and bind to a cancer-specific antigen which is not expressed on normal cells. Unfortunately, some of the cancer antigens are also found on normal cells, which might also be damaged at the same time.

       Active Specific Immunization

       Vaccines that are based on this therapeutic approach usually involve the immunization of patients with irradiated tumor cells expressing a specific antigen or by combining the antigen itself with an appropriate carrier molecule and administering it together with an adjuvant. Modern variations to this technique, include anti-idiotype antibody therapy, which consists of the formation and selection of an antigen mimic in the form of an antibody that is administered in the manner described above. While this technology holds promise, the development of an effective vaccine is highly dependent on the accurate pre-selection of the antigen or antigen mimic.

       ALTAREX'S ANTI-IDIOTYPE INDUCTION THERAPY

       The Corporation believes its AIT(R) approach to immunotherapy is fundamentally different from the conventional approaches to immunotherapy described above. AIT(R) Technology involves the development of a murine antibody specific to a tumor associated antigen. This antibody is subsequently modified by a proprietary technique and, after appropriate processing, is injected by IV infusion into a patient. Multiple immunological pathways are then invoked. This results in the formation of a complex between the antibody and the patient's own circulating tumor antigens. The tumor antigen is thereby targeted for an immune response. Mechanistic studies have demonstrated the induction of the anti-idiotype network or cascade and, more particularly, of a reconformation of the TAA presentation and humoral and cellular response to multiple epitopes of the TAA. It is the

Corporation's belief that this in turn results in an immune response having unique characteristics, mobilizing both cellular and humoral pathways against the TAA and the tumor cells, triggered by a tumor antigen specific modified murine monoclonal antibody.

THE CORPORATION'S AIT(R) TECHNOLOGY

       OVERVIEW

       The development of the Corporation's AIT(R) Technology and related products has been facilitated by advances in the field of oncology that have demonstrated the existence of cellular components known as tumor associated antigens.

       The AIT(R) Technology is the process by which the Corporation produces, selects, modifies and administers unique murine MAbs that can selectively bind to TAAs that are highly associated with certain types of cancers. The Corporation has found that the selective binding of MAbs to TAAs can induce a number of specific anti-tumor immune responses in a cancer patient.

       The Corporation believes that it has developed a method to isolate groups of TAAs associated with specific cancers. The Corporation develops murine MAbs having a high degree of specificity to a particular TAA. The Corporation has shown that the MAb B43, the primary component of OvaRex(TM) MAb, has a high degree of specificity to the TAA CA 125, an antigen over-expressed by the majority of ovarian cancer patients. The Corporation has developed murine MAbs that have specificity for TAAs associated with seven of the ten most lethal forms of cancer in the United States.

       The Corporation believes that its AIT(R) approach to immunotherapy may provide the following advantages over conventional approaches to immunotherapy:

         - The AIT(R) immunotherapeutic induction approach uses a foreign (murine) antibody to a single epitope of a multi-epitopic TAA that induces the immune system to mount its own generalized anti-tumor response to multiple epitopes of the TAA. The technology mobilizes an immune response that is not restricted by selection of idiotype or vaccine fragment;

         - The AIT(R) immunotherapeutic approach has demonstrated the stimulation of both a humoral and cellular immune response;

         - The AIT(R) immunotherapeutic approach utilizes low dose and intravenous infusion of antibody, minimizing the risk of toxicity and lowering the cost of the product and the treatment; and

         - The use of a murine MAb induces a potent immune response that would not be seen with humanized antibodies.

       The AIT(R) Technology is the subject of several patent applications filed by the Corporation with the United States and other patent agencies around the world. See "- Proprietary Protection". The Corporation's lead product, OvaRex(TM) MAb, is based on a murine MAb that was licensed to the Corporation from Biomira. See "- The Corporation's Products - OvaRex(TM) MAb", -"Strategic Alliances and License Agreements - Biomira License Agreement" and "Legal Proceedings". AltaRex may license or develop (as it has for BrevaRex(TM), GivaRex(TM), and ProstaRex(TM) MAbs) other MAbs for future AIT(R) products.

         The Corporation has not completed the clinical trials necessary to confirm the efficacy of its AIT(R) Technology. As a result, while the preliminary results from other trials on its OvaRex(TM) MAb product are encouraging, there can be no assurance that the Corporation's products will demonstrate sufficient therapeutic benefit in the treatment of cancer patients that would lead to obtaining regulatory approval. See "Risk Factors - Uncertainty Associated with Preclinical and Clinical Testing".

       MECHANISM OF ACTION OF THE AIT(R) TECHNOLOgy

       The mechanism of action of the Corporation's AIT(R) Technology is based on what the Corporation believes is the ability of the human immune system to generate a tumor specific immune response to MAbs associated with specific TAAs. The Corporation believes that certain murine MAbs may, upon administration to a cancer patient, induce both a humoral and a cellular response by the patient's immune system.

       There are four basic steps in the AIT(R) Technology process:

       Step 1 - Identification of the Tumor Associated Antigen

       AltaRex has isolated specific antigens that have a high association with particular cancers. To date, TAAs have been identified and isolated for ovarian, breast, prostate, lung, pancreatic, colorectal and stomach cancers.

       Step 2 - Development of the Monoclonal Antibody (Ab1)

       AltaRex uses the identified antigens to develop a murine MAb known as Ab1. This MAb is used to elicit an immune response.

       Step 3 - Modification of Ab1 Monoclonal Antibody

       Using the Corporation's proprietary technology, antibodies from step two are modified to increase the degree to which the antibody is capable of eliciting an immune response. This process results in a modified murine MAb
(Ab1) that is ready for use.

       Step 4 - Initiation of the AIT(R) Induced Response

       The Corporation believes that administration of the modified murine MAb into the patient initiates a cascade characterized by at least three major events. The uniqueness of the AIT(R) Technology may be attributed, in part, to these three different mechanisms by which the antibody may exert its influence on tumor cells. These mechanisms have been elucidated by the Corporation's detailed analysis of the anti-idiotype network or cascade. In the first instance, the Ab1 antibody induces the production of an anti-idiotype network or cascade of antibodies. Second, the immunogenicity of the antibody leads to a cellular immune response. Finally, and most importantly, administration of the antibody results in the formation of a TAA antibody complex in the blood, and a novel presentation of the TAA to the immune system inducing a multi-epitopic response to the TAA. The result of this cascade of events is a tumor specific humoral and cellular response capable of killing cancer cells.

THE CORPORATION'S PRODUCTS

         AltaRex has selected four tumor associated antigens for its initial therapeutic product development. The first and most advanced of these product candidates is OvaRex(TM) MAb (MAb B43.13) for the treatment of patients with tumors expressing CA 125. Other products in development include BrevaRex(TM) MAb (for tumors expressing MUC1), ProstaRex(TM) MAb (for tumors expressing PSA) and GivaRex(TM) MAb (for tumors expressing CA 19.9). The following chart sets forth the current development status of the Corporation's products.

                                [GRAPHIC OMITTED]


         OVAREX(TM) MAB

         Overview

         In the United States, Canada and Europe, ovarian cancer causes more deaths than any other cancer of the female reproductive tract. It is estimated that in the United States more than 25,400 new cases of ovarian cancer will be diagnosed and more than 14,000 women will die from this disease annually (American Cancer Society, 1998 Cancer Facts & Figures).

         Although detection of ovarian cancer at an early stage is now associated with an improved chance for curative treatment, survival figures have not changed significantly over the past 15 years. This is partially due to a lack of efficient diagnostic methods or markers for routine tests that could increase the number of patients diagnosed at the early stage of their disease. Consequently, in approximately three-quarters of diagnosed patients, the tumor has already progressed to an advanced stage (Stage III or IV), making treatment more difficult. Of these Stage III and IV patients, more than 80% express the tumor associated antigen CA 125. Patients diagnosed with advanced ovarian cancer usually demonstrate a survival time of less than two years (Hoskins et al., Journal of Clinical Oncology, October 1992).

         Prior to 1995, a research program for OvaRex(TM) MAb was initiated at Biomira Research. In November 1995, the Corporation acquired from Biomira certain assets and licensed certain technologies, including the antibody B43, which is utilized in OvaRex(TM) MAb. Under the terms of a license agreement with Biomira, the Corporation has a license to, among other things, use the antibody B43 in connection with the development of anti-idiotype induction therapy products and applications. See "- Strategic Alliances and License Agreements - Biomira License Agreement" and "Legal Proceedings".

         OvaRex(TM) MAb uses a murine MAb having a high degree of specificity to a TAA (CA 125) over-expressed by the majority of ovarian cancer patients. The Corporation believes that the product acts as an immunotherapeutic agent by inducing or amplifying the human body's immune response against ovarian cancer. This response is characterized by a cascade of events involving the production of specific antibodies and cytotoxic T-cells in the body which target the tumor cells. The Corporation believes that this combination of a humoral and cellular immune response accounts for the observed improvement in the clinical outcome of patients receiving the OvaRex(TM) MAb. See "- Clinical Experience with OvaRex(TM) MAb".

         OvaRex(TM) MAb Regulatory Approval Strategy

         AltaRex has received Orphan Drug status from the FDA for OvaRex(TM) MAb for the treatment of ovarian cancer which may result in seven years of market exclusivity provided that the Corporation continues to meet certain conditions established by the FDA. See "- Regulatory Approval Process Orphan Drug Status".

         Generally, the FDA approves the marketing of a drug based on adequate and well-controlled trials. The FDA also has regulations which are intended to expedite the development, evaluation and marketing of a new drug used for the treatment of serious diseases for which there is no other satisfactory treatment. In appropriate circumstances, the FDA may, in its discretion, approve the marketing of a drug based on one adequate and well-controlled trial, if supported by information from other related adequate and well-controlled studies or if the trial is a single multi-centre trial. Fast Track designation makes a product eligible for consideration for a number of programs, including meeting with the FDA to discuss research protocol design and the possibility that the marketing of the product may be approved immediately after the conclusion of Phase II studies. As a result of FDAMA, obtaining Fast Track designation from the FDA can result in approval based on a surrogate endpoint that is reasonably likely to predict clinical benefit. Such approval may be subject to the requirements that the sponsor conduct appropriate post approval studies and submit all promotional materials related to the Fast Track product at several different points in time.

         The Corporation has received a letter from the FDA dated December 17, 1998 stating that its Request for Fast Track designation has been reviewed and, subject to the Corporation continuing to meet certain criteria, the FDA has designated OvaRex(TM) MAb as a Fast Track Development program (for the effect of OvaRex(TM) MAb in delaying time to recurrence in patients with Stage III or IV ovarian cancer who have undergone standard treatment, surgery and chemotherapy, and have minimal or no evidence of disease).

         As part of the Corporation's regulatory approval strategy, it is conducting two potentially pivotal Phase IIb trials based on the surrogate endpoint of time to disease relapse. The Corporation has also initiated open Phase II trials that are underway in the United States and Canada with ovarian cancer patient populations that have already experienced disease relapse. The Corporation intends to treat 300-500 patients with OvaRex(TM) MAb (or an earlier radiolabelled imaging product) prior to submission for approval by the FDA and other regulatory agencies. The Corporation is also working with Lonza Biologics to scale-up cell culture-based OvaRex(TM) MAb antibody that is expected to be studied in comparability trials with the Corporation's current ascites-derived antibody material. Scaling-up production of cell culture-derived materials will enable the Corporation to further pursue regulatory approval and commercialization of OvaRex(TM) MAb. See "Risk Factors - Reliance Upon Strategic Relationships".

         Clinical Experience with OvaRex(TM) MAb

         An earlier formulation of OvaRex(TM) MAb was administered to more than 200 patients for imaging purposes. Of the patients that received the imaging antibody, about 50% were evaluated for an immunological response to OvaRex(TM) MAb. The principal investigators observed that following the administration of the imaging antibody, particularly in those patients who received more than one dose, the patients developed a clinical response to treatment characterized by what appeared to be unusually long survival times.

         A subsequent retrospective statistical analysis, initially prepared by an independent statistician at the University of Dortmund in Germany, identified a statistically significant treatment effect in the survival time of patients receiving the earlier OvaRex(TM) MAb, when compared to a historical control group treated with conventional chemotherapy. An additional independent analysis by a statistician at the University of Western Ontario in Canada was undertaken with almost identical results. The following graph illustrates the adjusted survival curves. In this Cox Statistical Analysis, the median length of survival was 30 months for the group treated with conventional chemotherapy and 59 months for the group that received the earlier formulation of OvaRex(TM) MAb. Additionally, the five year survival rates as determined by this analysis were 11.4% for the chemotherapy group and 40.7% for the group that received the earlier formulation of OvaRex(TM) MAb.

         Cox Statistical Analysis is a statistical method of comparing two different populations with respect to the length of survival of patients who received a drug with those who did not, while balancing the effect of other parameters that can also affect survival.


           ADJUSTED OVERALL SURVIVAL CURVES OF OVARIAN CANCER PATIENTS
                   TREATED WITH MAB B43 AND WITH CHEMOTHERAPY

         Current Trials with OvaRex(TM) MAB

         Based on the encouraging results obtained in the early retrospective analysis and a substantial body of evidence supporting the retrospective analysis based on immunological laboratory research, the Corporation has initiated a prospective multi-centre Phase IIb North American clinical trial with ovarian cancer patients to definitively evaluate the clinical utility of OvaRex(TM) MAb. In Canada, the Corporation received approval from the HPB on October 1, 1996 to conduct the Phase IIb clinical trial. Patient enrollment commenced in a number of major cancer centres in Canada in early 1997. In the United States, the Corporation received Orphan Drug status for the OvaRex(TM) MAb drug on November 26, 1996 and received approval from the FDA on May 23, 1997 to proceed with the Phase IIb trial. The first patient was treated in April 1998. In 1998, the FDA approved the combination of the Canadian and United States clinical trials into one combined, placebo controlled, and potentially pivotal, trial that will recruit 280 patients of which 235 patients have been enrolled to date. This trial is expected to be completed with respect to the primary endpoint in 2001.

         The Corporation has also initiated a second potentially pivotal Phase IIb trial in the United States with an ovarian cancer patient population with more advanced disease. In November 1998, the Corporation passed the 30 day FDA Investigational New Drug Amendment waiting period and in December 1998 began recruiting centres for this 102 patient, randomized, controlled and multi-centre clinical trial. To date, 12 patients have been enrolled in centres in the United States in this clinical trial. This trial is currently scheduled for completion in 2001.

         The Corporation is also conducting additional open Phase II trials in relapsed ovarian cancer patients in Canada and the U.S. The open Phase II trial under way in Vancouver is fully enrolled with 14 patients.

         BREVAREX(TM) MAb

         The Corporation is developing a cancer immunotherapeutic based on the AIT(R) Technology for the treatment of MUC1 expressing cancers including multiple myeloma, lung and prostate cancer. This tumor marker, also known as CA15.3, is mutated in 100% of individuals with multiple myeloma (Treon et. al., Blood, 1999).

         Multiple myeloma is a rarely curable disease that was previously considered to be a bone cancer. It is actually a haematological malignancy related to leukemias and lymphomas. It accounts for about 10% of all hematologic cancers. It was estimated that approximately 14,000 new cases would be diagnosed in the United States in 1998 with a total of about 11,300 deaths. (American Cancer Society, 1998 Cancer Facts & Figures). A steady increase in incidence of the disease has been noted over the past 30 years. Although multiple myeloma is sensitive to chemotherapy, with a median survival of three to four years, most patients are not cured and eventually succumb to their disease.

         Multiple myeloma cells express tumor associated antigens that are ideal targets for immunotherapy. One such antigen is the core protein of MUC1. The ability of an antibody to bind to MUC1 is largely dependent on the extent of "mutation" of the antigen. In contrast to breast and certain other more common cancers, MUC1 in multiple myeloma patients is highly mutated in virtually every patient, thereby making antibody therapy targeting the core peptide more accessible.

         The combination of MUC1 antigen target and the nature of the disease in question (i.e. a discrete population for whom there is currently no curative alternative) makes multiple myeloma ideally suited for AltaRex's development strategy. The Corporation will apply for Orphan Drug status for BrevaRex(TM) MAb and should be in a position to petition for Fast Track designation using time to disease progression as a surrogate end point.

         The Corporation filed an Investigational New Drug Application or IND in late October 1998 to initiate a BrevaRex(TM) MAb Phase I clinical trial. In this trial, the Corporation intends to monitor safety and surrogate markers of immunological effect. To date, the Corporation has enrolled 4 of the intended 15 patients in this trial. The Corporation also intends to initiate a safety/efficacy trial in multiple myeloma patients in the first half of 2000.

         OTHER AIT(R) TECHNOLOGY INDICATIONS AND PRODUCts

         In addition to ovarian cancer and multiple myeloma, OvaRex(TM) MAb and BrevaRex(TM) MAb may have applicability to other tumors expressing the target antigens. In the case of OvaRex(TM) MAb, this would include endometrial, breast and non-small cell lung cancer and in respect of BrevaRex(TM) MAb would include breast, prostate and non-small cell lung cancer. The Corporation believes that a strategic partner may wish to pursue these other potentially more lucrative, but difficult to study, disease targets. The Corporation has commenced further exploratory research and early preclinical work on two additional antibodies specific to the tumor associated antigens PSA and CA19.9 for two other potential products, ProstaRex(TM) MAb and GivaRex(TM) MAb, respectively.

         A component of the Corporation's strategy is to continue to engage in research activities and to develop new technologies for antibody-based immunotherapeutics to treat diseases in addition to cancer. The Corporation has early work under way in autoimmune diseases and infectious diseases and the Corporation also believes its AIT(R) approach could be applicable to other diseases.

REGULATORY APPROVAL PROCESS

         REGULATORY REQUIREMENTS

         Regulations imposed by governmental authorities in Canada and the United States, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and eventual marketing activities for the Corporation's proposed products. In Canada, these activities are regulated by the Food and Drug Act (Canada) and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Programme of the Health Protection Branch of Health Canada. Drugs and biological products are subject to rigorous regulation by the FDA in the United States and by the European Medicines Evaluation Agency or EMEA in Europe. The regulatory processes in Canada, the United States and Europe follow similar essential steps although timing and results may be different.

         The regulatory process for the development and approval of a new drug includes the conduct of pre-clinical and clinical trials. The duration of those trials and number of subjects required to meet the requirements of the various authorities may vary according to, among other things, the disease studied, the seriousness of the side effects, whether there is any current or conventional therapy, the size of the target population, and the nature of the proposed treatment.

         PRE-CLINICAL EVALUATION

         The purpose of pre-clinical evaluation is essentially to determine the safety, pharmacokinetics and efficacy of a new drug in animals before it is administered to humans. The data collected during pre-clinical studies must be presented in the form of an IND application to the regulatory authorities in the country where clinical trials will be conducted. In the United States, unless otherwise notified, clinical trials may begin 30 days after the IND application is filed, whereas in Canada, clinical trials may not begin until 60 days after the application is submitted and upon receipt of a "no objection" letter.

         CLINICAL TRIALS

         Phase I Clinical Trials

         Phase I clinical trials are commonly performed in healthy human subjects or, more rarely, in selected patients with the targeted disease or disorder. The objective of these trials is to study the pharmacokinetics and pharmacodynamics of the drug, as well as the toxicity of the treatment and the patient's tolerance to it. Data regarding the absorption, distribution, metabolism and excretion of the drug is also compiled in Phase I clinical trials.

         Phase II Clinical Trials

         In Phase II clinical trials, preliminary evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy with a small number of patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data may also be compiled from these trials.

         Phase IIb (sometimes called Phase II/III) trials can be undertaken for serious or fatal diseases and consist of well-controlled trials to evaluate efficacy (and safety) in patients with the disease or condition to be treated, diagnosed or prevented which may be deemed to be pivotol. Phase IIb trials can lead to expedited review and accelerated approval by the FDA of the product for commercial sale conditional upon the completion of subsequent Phase III post-market information studies. Phase IIb trials incorporate certain design and control features of Phase III trials. If data collected from Phase IIb trials is statistically significant, authorization for accelerated approval may be sought from the FDA.

         Phase III Clinical Trials

         The Phase III clinical development program generally consists of expanded, large-scale studies of patients with the targeted disease or disorder so as to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosing regimen in comparison with standard therapy.

         After an appropriate analysis, the HPB, FDA or EMEA may interrupt clinical trials at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

         REGULATORY APPROVAL

         Once Phase III clinical trials have been completed, the applicant will compile all results, as well as all information concerning the product and its composition, synthesis, manufacture, packaging and labelling methods, for the purpose of obtaining approval to market the product. This application is known as a New Drug Application or NDA or either a Biologics License Application or BLA for a well-characterized biologic, such as a monoclonal antibody, or a combination of a Product License Application or PLA and an Establishment License Application or ELA for all other biologicals in the United States and as a New Drug Submission or NDS in Canada. Government authorities may require that additional trials be performed after the product is marketed to assess its long-term effects.

         Since drug manufacturing is also regulated, the applicant is required to ensure that it complies with cGMP's, which are quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labelling and promotional material. In addition to these standards, which are common to all drugs, certain biologics are subject to ELA's and lot by lot release agreed to by FDA to ensure batch to batch comparability.

         In certain circumstances, the FDA may expedite the development, evaluation and marketing of new drugs used for the treatment of serious diseases for which there is no other satisfactory treatment by granting such programs a Fast Track designation. See "- The Corporation's Products - OvaRex(TM) MAb".

         ORPHAN DRUG STATUS

         Orphan Drug designation is designed to facilitate the introduction of drugs into the market in the United States for use in treating rare diseases or conditions. The disease must affect fewer than 200,000 patients in the United States. Upon obtaining marketing approval for the drug, the FDA will grant a period of seven years during which no approval will be given to a subsequent sponsor of the same drug product for the same indication. The only exception to this is if a competitor can show superiority of a second product which generally requires a head to head comparison. Written application for Orphan Drug status must be submitted to the Office of Orphan Drug Products Development of the FDA and must include documentation supporting the request for the particular indication. Orphan Drug designation also allows the manufacturer to apply for grants from the United States government to help defray the cost of the clinical testing of the drug in the United States and may allow for faster review of pending United States patent applications filed with the United States Patent and Trademark Office.

         AltaRex has received Orphan Drug status for OvaRex(TM) MAb for ovarian cancer and expects to file similar applications for its other antibodies. See "- The Corporation's Products - OvaRex(TM) MAb-OvaRex(TM) MAb Regulatory Approval Strategy".

STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

         As part of its business strategy the Corporation plans to license the products it develops to strategic partners. These partners would participate in the later stage clinical development as required by the FDA, HPB, EMEA and other international drug regulatory agencies. The partners would then have the opportunity to market the Corporation's products in return for payment to the Corporation of up-front licensing fees, milestone payments and royalties. The major objectives in seeking to license products to strategic partners include:

         - Minimizing development expenditures through cost sharing programs;

         - Arranging for access to the resources and experience of large multinational pharmaceutical corporations; and

         - Maximizing long term revenue streams from royalties on the sale of the Corporation's products.

         The Corporation has no current plans for developing in-house manufacturing (beyond the pilot phase), marketing or sales capabilities. The Corporation believes that the biopharmaceutical industry has adequate manufacturing, marketing and sales capacity, which the Corporation believes it may access through contractual or partnership arrangements.

         The Corporation's current alliances and collaborative partnerships are described below.

         DRAXIMAGE INC.

         The Corporation is a party to an alliance agreement with Frosst Radiopharmaceuticals (a division of Merck Frosst Canada Inc.) dated February 20, 1996 and assigned to Draximage Inc. ("Draximage"), a wholly-owned subsidiary of Draxis Health Inc. ("Draxis Health"), by agreement dated August 1, 1997 (the "Draxis Alliance Agreement"). Under the Draxis Alliance Agreement, the Corporation and Draximage have agreed to collaborate on the manufacture of pilot and scale-up batches of OvaRex(TM) MAb. Draximage has agreed to manufacture (fill/finish) vials of OvaRex(TM) MAb for clinical trials at a fixed price per vial and may have certain contingent rights with respect to the manufacture and/or marketing of the OvaRex(TM) MAb drug for commercial purposes. There are various conditions to be fulfilled by the parties before such manufacturing and/or marketing can commence.

         UNIVERSITY OF ALBERTA & NOUJAIM INSTITUTE

         In 1998, the Corporation entered into a three year collaborative research agreement (the "NI Research Agreement") with the University of Alberta and its Noujaim Institute for Pharmaceutical Oncology Research (the "Noujaim Institute"). Under the NI Research Agreement the Noujaim Institute performs research on behalf of and at the direction of the Corporation in the development of tumor binding agents and therapeutic compositions. During the term of the NI Research Agreement the Corporation compensates the University for services rendered in an amount not to exceed $300,000 per year. The Corporation will also owe to the University a royalty of one percent on any net sales (as defined in the NI Research Agreement) derived from a prostate cancer immunotherapeutic composition developed under the NI Research Agreement.

         ALBERTA HERITAGE FOUNDATION AGREEMENT

         The Alberta Heritage Foundation for Medical Research ("AHFMR") is a foundation established by the Government of the Province of Alberta to support medical research in the Province of Alberta.AHFMR contributed $500,000 to the funding of the current Canadian Phase IIb trial of OvaRex(TM) MAb pursuant to an agreement dated March 1, 1997 (the "AHFMR Agreement"). Commencing upon 12 months following the earlier of the regulatory approval of OvaRex(TM) MAb and March 1, 2001 the Corporation shall pay to AHFMR on an annual basis an amount equal to the lesser of 5% of the gross product sales (as defined in the AHFMR Agreement) received from commercialization of OvaRex(TM) MAb and $100,000. Total payments by the Corporation under the AHFMR Agreement shall not exceed $1 million. In addition, in connection with the AHFMR Agreement the Corporation granted to AHFMR warrants to purchase 41,667 Common Shares at an exercise price of $12.00 per share which expire on March 1, 2000.

         BIOMIRA LICENSE AGREEMENT

         The Corporation holds an exclusive worldwide license from Biomira for the use of the murine working hybridoma cell bank and murine antibody MAb B43 (the "B43 Technology") for all anti-idiotype induction applications and products, as well as for the use of such related experimental and clinical data for anti-idiotype induction applications and products until November 30, 2010. MAb B43 is the functional component of the OvaRex(TM) MAb product.

         The Corporation obtained the license from Biomira pursuant to a license agreement dated November 24, 1995 (the "Biomira License Agreement"). Under the terms of the Biomira License Agreement:

         -        The Corporation paid an up-front fee of $150,000;

         - The Corporation agreed to use its best efforts to commercialize the B43 Technology;

         - The Corporation agreed to spend a minimum of $3,000,000 to develop the B43 Technology from December 1, 1995 to December 1, 1999; and

         - The Corporation agreed to pay a royalty to Biomira on the sale of any products developed using the B43 Technology at various rates as set out in the Biomira License Agreement for a period of ten years from December 1, 1995 to November 30, 2005.

         The Biomira License Agreement only pertains to the products that will potentially use MAb B43 or a derivative thereof. Products developed by the Corporation which do not incorporate the B43 Technology are not subject to the Biomira License Agreement.

         Under certain funding arrangements (the "ISTC Funding Arrangements") between Biomira and the Minister of Industry, Science and Technology Canada ("ISTC"), Biomira is required to obtain the consent of ISTC to any license relating to technology developed pursuant to the ISTC Funding Arrangements, including the B43 Technology. The Corporation understands that Biomira has failed to obtain such consent with respect to the license of the B43 Technology granted to the Corporation under the Biomira License Agreement. In the past, the Corporation has had discussions with ISTC and Biomira in this regard. In the event of a breach of a term or condition of the ISTC Funding Arrangements, ISTC may direct Biomira to transfer to ISTC clear title to, among other things, the B43 Technology. In such event, the Corporation may need to obtain a license from ISTC to use the B43 Technology which may affect the Corporation's rights granted under the Biomira License Agreement. To the knowledge of the Corporation, ISTC has not, to date, taken any such action. See "Risk Factors - Reliance on Strategic Relationships" and "Risk Factors - Proprietary Rights and Patent Protection".

         Biomira has given the Corporation written notice alleging that the Corporation is in default of certain reporting obligations under the Biomira License Agreement and that Biomira will terminate such agreement on June 1, 1999 unless such alleged defaults are fully cured on or before such date. Biomira had previously given notice to the Corporation on March 16, 1999 of the alleged default and that such agreement would terminate on April 15, 1999. The Corporation believes that it has taken all such actions to ensure that it is currently in compliance with all of the terms of the Biomira License Agreement and intends to take all such actions as may be necessary to prevent any attempt by Biomira to terminate the Biomira License Agreement.

         Biomira and the Corporation are currently engaged in respective legal actions against each other, including an action by the Corporation relating to the Biomira License Agreement. See "Legal Proceedings".

         CANADA-ISRAEL INDUSTRIAL RESEARCH AND DEVELOPMENT FOUNDATION

         The Corporation is a party to a co-operation and project funding agreement with each of the Canada-Israel Industrial Research and Development Foundation and Orgenics Ltd. (the "Canada-Israel Agreement") dated February 3, 1997. A total of $300,000 in funding is available to the Corporation under the Canada-Israel Agreement over the three year term. The Corporation has received $100,000 in funding to date under the Canada-Israel Agreement, all in 1997. The Corporation is not currently conducting research pursuant to the contract. The funds are re-payable pursuant to a royalty based upon gross sales (as defined in the Canada-Israel Agreement) of products relating to research conducted thereunder. The research conducted under the Canada-Israel Agreement does not relate to the Corporation's AIT(R) Technology-related products.

MANUFACTURING

         The Corporation does not currently manufacture any of its products and it has no immediate plans to establish manufacturing facilities for commercial production of its therapeutic products. Instead, the Corporation's strategy, beyond the pilot phase, is to manufacture and commercialize its products through strategic alliances and licensing agreements with major pharmaceutical companies.

HUMAN RESOURCES

         As at March 31, 1999, the Corporation had 35 employees, 20 of whom were located at the Corporation's locations in Edmonton, Alberta and 15 of whom were located at the Corporation's executive office in Waltham, Massachusetts. There were 20 employees working in research and development and 15 working in administration and corporate affairs. Four of the research and development employees hold Ph.D.s and two are M.D.s.

         None of the employees are governed by a collective bargaining agreement. The Corporation believes that working relationships with its employees are excellent.

LEASED PROPERTIES

         AltaRex's Canadian office is located at Campus Tower, Suite 300, 8625 - 112 Street, Edmonton, Alberta, Canada T6G 1K8. Its research and development facility is located at 1134 Dentistry Pharmacy Building, University of Alberta, Edmonton, Alberta T6G 2N8. The Corporation's U.S. office is located at Suite 125, 303 Wyman Street, Waltham, Massachusetts 02451. All of the above premises are leased by AltaRex.

         The Canadian leases are each for a term of five years, each terminating on December 31, 2001 and the U.S. lease is for a three-year term, terminating on March 31, 2001. The total lease costs under such leases for the Corporation were approximately $280,000 for the fiscal year ended December 31, 1998 and are expected to be approximately $280,000 for the fiscal years ending December 31, 1999 and 2000.

         In January 1999, the Corporation entered into a letter of intent for the lease of approximately 25,000 square feet of laboratory and office facilities in Waltham, Massachusetts. The facilities are expected to be available on or about December 1, 1999. If leased as proposed, the initial term would extend until March 31, 2007 and the expected annual lease cost to the Corporation would be approximately $1.3 million plus operating expenses.

COMPETITION

         The biopharmaceutical industry is intensely competitive. Many companies, including other biopharmaceutical companies and biotechnology companies, are actively engaged in activities similar to those of the Corporation, including research and development of drugs for the treatment of cancer. More specifically, competitors for the development of new therapeutic products to treat cancer focus on MAb based cancer therapeutics, cancer vaccines and other approaches that are based on either stimulation of the body's own immune response or on MAbs. Many of these companies have substantially greater financial and other resources, larger research and development capabilities and more extensive marketing and manufacturing organizations than the Corporation. In addition, some such companies have considerable experience in pre-clinical testing, clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations which are conducting research in areas in which the Corporation is working; they may also market commercial products, either on their own or through collaborative efforts.

         The Corporation expects to encounter significant competition for the pharmaceutical products it plans to develop. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. In addition, certain pharmaceutical and biotechnology firms, including major pharmaceutical companies and specialized structure-based drug design companies, have announced efforts in the field of immunological therapy that exploit the presence of TAAs, and the Corporation is aware that other companies or institutions are pursuing development of new drugs and technologies directly targeted at applications for which the Corporation is developing its biopharmaceutical products.

         Based on its review of the industry, the Corporation is not aware of any other company that is focusing on anti-idiotype induction therapy as practiced by the Corporation. There are a number of companies however, that focus on the broader use of antibodies to treat various diseases. These companies include Centocor Inc., Coulter Pharmaceuticals Inc., Genentech, IDEC, Medarex Inc. and Immunex Corp, among others. The Corporation expects that its platform AIT(R) Technology will attract significant additional competitors over time. In order to compete successfully, the Corporation's goal is to develop proprietary positions in patented drugs for therapeutic markets which have not been satisfactorily addressed by conventional research strategies and, in the process, extend its expertise in biopharmaceutical products design. See "Risk Factors - Competition".

PROPRIETARY PROTECTION

         The Corporation vigorously pursues a policy of seeking patent protection to preserve its proprietary technology and its right to capitalize on the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating its proprietary technology. The Corporation also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Corporation plans to prosecute and defend its intellectual property, including any patents that may issue, and proprietary technology. The Corporation regularly searches for third-party patents in its fields of endeavour, both to shape its own patent strategy as effectively as possible and to identify licensing opportunities.

         PATENTS

         In general, the Corporation pursues a policy of obtaining patent protection both in the United States and in selected foreign countries for subject matter considered patentable and important to its business. In addition, a portion of the Corporation's proprietary position is based upon technology and products the Corporation has licensed from others, including MAb B43 that binds to an ovarian cancer antigen. This license agreement generally requires the Corporation to pay royalties upon commercialization of products covered by the licensed technology.

         The Corporation owns five pending United States patent applications for its therapeutic products and processes. Worldwide, the Corporation owns three pending international applications and 15 pending national applications covering the same technology. These patent applications cover various aspects of the Corporation's core technology, products, processes, and the methods for their production and use. These patent applications include both broad and specific claims to various tumor therapies. The Corporation will continue to aggressively protect its technology with new patent filings with the intent of further extending its patent coverage.

         Biomira has recently commenced a legal action against, among others, the Corporation seeking, among other things, an order stating that Biomira is the sole owner of an invention disclosed in a PCT application filed by the Corporation in respect of, among other things, the Corporation's lead product and an injunction prohibiting the Corporation from using the invention referred to therein. See "Risk Factors-Biomira Litigation" and "Legal Proceedings".

         TRADEMARKS AND TRADE NAMES

         The Corporation also relies upon trademarks and tradenames to protect its technology. The Corporation has a registered trademark for its AIT(R) mark in the United States and Canada and owns a Canadian registration for the trade-mark IRT(R) . As well, the Corporation has pending applications to register trademarks in various countries for the AltaRex name as well as for the brand names (OvaRex(TM), BrevaRex(TM), GivaRex(TM), and ProstaRex(TM) MAb) relating to its developing products.

         TRADE SECRETS

         The Corporation also relies in part on trade secrets, unpatented know-how and continuing technological advancements to maintain its competitive position. It is the practice of the Corporation to enter into confidentiality agreements with employees, consultants and corporate sponsors. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of the Corporation's trade secrets and know-how.

CLINICAL ADVISORY BOARD

         The Corporation maintains a Clinical Advisory Board (the "Advisory Board") composed of outside internationally recognized clinicians and scientists. The Advisory Board meets periodically to review the operational aspects of the Corporation's clinical program and make appropriate recommendations with regard to the perceived trends and direction of other companies. The members of the Advisory Board have no rights to the Corporation's technology and each member has signed a confidentiality agreement with the Corporation. Advisory Board members receive an honorarium of U.S.$15,000 per year. The current composition of the Advisory Board is:

NAME                                        INSTITUTION
----                                        -----------
Robert Ozols, M.D., Ph. D.................  Fox Chase Cancer Center, United States
Roger Cohen, M.D..........................  University of Virginia, United States
Richard Margolese, M.D....................  McGill University, Canada
Daniel Von Hoff, M.D......................  Cancer Therapy and Research Center, United States
James Holland, M.D........................  Mount Sinai School of Medicine, New York, United States

         ROBERT OZOLS, M.D. AND PH.D is Senior Vice President for Medical Science at Fox Chase Cancer Center, Philadelphia. Dr. Ozol serves as Chairman of the Advisory Board and is also Medical Director at the Hospital of the Fox Chase Cancer Center and Professor of Medicine at Temple University. He is currently serving on the Oncologic Drugs Advisory Committee of the FDA. The recipient of the 1990 Cancer Research Award from the Milken Medical Foundation, Dr. Ozols has also been elected to the American Society for Clinical Investigation. Dr. Ozols received his medical degree and a Ph.D. in Biochemistry at the University of Rochester in New York.

         ROGER COHEN, M.D. is Associate Professor at the University of Virginia, Department of Medicine, Division of Haematology-Oncology and Director of the Clinical Trials Office. Dr. Cohen is also currently an advisor and consultant to the FDA at the Center for Biologics Evaluation and Research. Dr. Cohen received his medical degree at Harvard Medical School and is the recipient of several awards including the FDA Special Recognition Award.

         RICHARD MARGOLESE, M.D. is a Professor in the Department of Oncology, and Herbert Black Chair in Surgical Oncology, McGill University. Dr. Margolese is also Associate Director of Research at Lady Davis Institute, past President of the National Cancer Institute of Canada and past Co-Chairman of the Management Committee of the Canadian Breast Cancer Research Initiative. Dr. Margolese received his medical degree at McGill University and was awarded the Order of Canada in 1997 - Canada's highest honour for lifetime achievement.

         DANIEL VON HOFF, M.D. is Director of the Institute for Drug Development at the Cancer Therapy and Research Center in San Antonio, Texas. Dr. Von Hoff is President-Elect of the American Association for Cancer Research and recipient of the Richard and Hinda Rosenthal Award for clinical investigation. He is also a Professor for the Department of Cellular and Structural Biology and a Clinical Professor in the Division of Medical Oncology at The University of Texas Health Science Center. Dr. Von Hoff received his medical degree from Columbia College of Physicians and Surgeons in New York.

         JAMES HOLLAND, M.D. is Distinguished Professor of Neoplastic Diseases, Department of Medicine, Mount Sinai School of Medicine, New York. Dr. Holland holds both a Medical Doctorate degree from Columbia University and a Doctor of Science degree from State University of New York. He is past-President of both the American Society of Clinical Oncology and the American Association of Cancer Research and has contributed to over 590 scientific publications.

                           CONSOLIDATED CAPITALIZATION

         The following table sets forth the consolidated capitalization of AltaRex as at December 31, 1998, March 31, 1999, and as at March 31, 1999 after giving effect to this offering. This table should be read in conjunction with the consolidated financial statements and the notes thereto contained elsewhere in this prospectus.

                                                                                                     As at March 31, 1999
                                                       As at December 31,         As at March         after giving effect to
                                  Authorized                   1998                 31, 1999            this offering
                                  ----------                   ----                 --------            -------------

                                                                $                      $                      $

Common Shares...............      unlimited                      32,838,364           32,838,364              48,138,364
Accumulated deficit during
 the development stage......                                   (20,191,524)      (20,191,524)(1)             (20,191,524)(1)
                                                      ---------------------     ----------------     -------------------
Total capitalization........                                     12,646,840           12,646,840              27,946,840
                                                      =====================     ================     ===================

Number of Common Shares.....                                     16,512,613           16,512,613              50,512,613
                                                      =====================     ================     ===================

Note:

(1) This amount represents the accumulated deficit of the Corporation as at December 31, 1998.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

         The following discussion and analysis explains trends in the Corporation's financial condition and results of operation for the years ending December 31, 1998, 1997 and 1996. In each case, issues and risks that can be reasonably expected to impact future operations are discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in this management's discussion and analysis. Where used, the words "anticipate", "expect", "intend", "should", and similar expressions are intended to identify forward-looking statements. This management' s discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. Such consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada which conform in all material respects to accounting principles in the United States, except as described in Note 8 to the consolidated financial statements contained elsewhere in this prospectus.

SELECTED FINANCIAL INFORMATION

         The selected financial information provided below has been taken from the consolidated financial statements of the Corporation contained elsewhere in this prospectus.

                                        YEAR ENDED DECEMBER 31
                                  1998            1997           1996
                                  ----            ----           ----

                                  ($)              ($)            ($)
INCOME STATEMENT DATA
Revenues ..................     1,013,742      1,619,836         88,257
Expenses
 Research and development .     9,433,681      4,733,918      1,720,031
 General and administrative     4,695,990      1,563,555        540,285
                              -----------    -----------    -----------
Net loss ..................   (13,115,929)    (4,677,637)    (2,172,059)
                              ===========    ===========    ===========
Net loss per common share .         (0.79)         (0.29)         (0.24)
                              ===========    ===========    ===========

                                                            AS AT DECEMBER 31
                                                        1998                       1997
                                                        ----                       ----

                                                         ($)                       ($)
BALANCE SHEET DATA
Total Assets.................................         15,159,774                 27,229,744
Shareholders' equity.........................         12,646,840                 25,708,769


OVERVIEW

         The Corporation's business is the research, development and commercialization of unique antibody-based immunotherapeutics for the treatment of late-stage cancers. Substantially all of the Corporation's products are subject to regulation by the HPB in Canada, the FDA in the United States, the EMEA in Europe and similar agencies in other countries. None of the Corporation's products have been approved to date. Because the Corporation is in the development stage of its products, the Corporation has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Corporation does not expect to generate significant revenues until such time as and unless its cancer therapeutic products are approved by the various regulatory agencies and become commercially viable.

ACQUISITION AND AMALGAMATION

         Effective July 17, 1996, the Corporation (at that time known as Allrich Energy Group Inc.) acquired all of the outstanding shares of AltaRex Inc. for a purchase price satisfied through the issue of 7,525,000 Common Shares of the Corporation. These Common Shares gave AltaRex Inc.'s shareholders a controlling interest in the Corporation and effectively constituted a reverse take-over of the Corporation by the shareholders of AltaRex Inc. The Corporation, at the time of acquisition, was an inactive public company. The purpose of the acquisition was to realize funds associated with a private placement and special warrant offering that were completed at that time and to provide future access to public market funding. Effective May 31, 1997, the Corporation amalgamated with AltaRex Inc. and continued under the name of AltaRex Corp.

RESULTS OF OPERATIONS

         The Corporation, through its predecessor AltaRex Inc., commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of December 31, 1998, the Corporation had incurred cumulative losses of $20.2 million. This related to losses of $13.1 million, $4.7 million, and $2.2 million, respectively, for the years ended December 31, 1998, 1997 and 1996 and a loss of $0.2 million for the one month ended December 31, 1995. These increasing losses are due to the increased cost of clinical and product development activities and supporting efforts in product commercialization. Costs for research and development and supporting activities are expected to increase as the Corporation pursues its development, clinical trials and commercialization programs prior to receiving regulatory approvals and the successful introduction of the Corporation's products.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         REVENUES

         Revenues for the year ended December 31, 1998 decreased by $0.61 million, from $1.62 million in 1997 to $1.01 million in 1998. Interest income increased by $0.06 million, from $0.90 million in 1997 to $0.96 million in 1998, due to higher effective interest rates on short-term investments in 1998. Research contract revenue decreased by $0.63 million, from $0.68 million to $0.05 million in 1998, due to the completion of government research contracts in late 1997 and early 1998.

         EXPENSES

         Expenses for the year ended December 31, 1998 increased by $7.83 million, from $6.30 million in 1997 to $14.13 million in 1998. Research and development expenses increased by $4.70 million, from $4.73 million in 1997 to $9.43 million in 1998. This increase is due to the expansion and progress of the Corporation's clinical trial program for OvaRex(TM) MAb, which involved the consolidation of the Corporation's Phase II clinical trial commenced in Canada in 1997 with its United States Phase IIb clinical trial initiated in 1998 to form a potentially pivotal Phase IIb North American trial. The increase is also due to the costs related to production of antibody for clinical trial purposes.

         General and administrative expenses increased by $3.13 million, from $1.56 million in 1997 to $4.69 million in 1998. This increase is due to the addition of key management personnel in 1998, the establishment of an office in the United States in May 1998 and the relocation of certain personnel to such office, as well as the related support costs for increasing research and development activities and patent and corporate development activities.

         The Corporation anticipates that the level of spending in research and development will continue to increase significantly in the near future as the Corporation's OvaRex(TM) MAb, BrevaRex(TM) MAb and other programs enter into further research and development activities, including but not limited to cell culture-derived material production, clinical trials and submissions for regulatory approvals. This will also result in an increase in general and administrative expenses to support the growth in the Corporation's research, clinical and business development programs. The actual levels of research and development and general and administrative expenditures are dependent on the cash resources available to the Corporation and the extent to which the Corporation is successful in contracting with strategic partners to finance and commercialize its products. See " - Liquidity and Capital Resources".

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         REVENUES

         Revenues for the year ended December 31, 1997 increased by $1.53 million, from $0.09 million in 1996 to $1.62 million in 1997. Interest income increased by $0.84 million, from $0.06 million in 1996 to $0.90 million in 1997, due to higher average balances in short-term investments resulting from funds raised in the $27.7 million public share offering completed in December 1996. Research contract revenue increased by $0.67 million, from $0.01 million in 1996 to $0.68 million in 1997, and relates to two government research contracts undertaken by the Corporation.

         EXPENSES

         Expenses for the year ended December 31, 1997 increased by $4.04 million, from $2.26 million in 1996 to $6.30 million in 1997. Research and development expenses increased by $3.01 million, from $1.72 million in 1996 to $4.73 million in 1997. This increase reflects the cost of supporting a higher level of activity in research, product development and clinical trials, including increased staffing and research supplies and the costs of managing clinical trials. Clinical trial activity included the commencement of a Phase II clinical trial of the Corporation's lead product OvaRex(TM( MAb in Canada, as well as the preparation for a Phase IIb clinical trial in the United States.

         General and administrative expenses for the year ending December 31, 1997 increased by $1.02 million, from $0.54 million in 1996 to $1.56 million in 1997. This increase is due to the support required of the Corporation's growth in its research and development programs, its business development activities and the costs related to the maintenance of a publicly-traded company, including increased staffing.

FOREIGN CURRENCY EXPOSURE

         To date, exposure to foreign currency fluctuations has not had a material effect on the Corporation's operations. The Corporation does not currently engage in hedging or other activities to control the risk of foreign currency exposure, but will continue to monitor the situation and may do so in the future as conditions warrant.

IMPACT OF THE YEAR 2000 ISSUE

         The Year 2000 issue is the result of computer programs being written using two rather than four digits to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations, causing disruptions in operations.

         In 1998, the Corporation developed, and is in the process of completing, a comprehensive plan for the assessment of the impact of, and the necessary remediation plans related to, the Year 2000 issue. The Corporation's plan includes the review, assessment and testing of internal systems and equipment, the review of Year 2000 compliance and readiness of vendors and suppliers to the Corporation and the development of contingency plans for all mission critical systems and risks. The design and execution of the plan is the responsibility of the Chief Financial Officer and involves personnel from throughout the Corporation.

         The Corporation has completed its inventory of all equipment and software applications it uses throughout its offices and labs and is in the process of testing such equipment and software. The Corporation has identified all key vendors and suppliers and is currently in communication with them regarding Year 2000 readiness. Confirmation of Year 2000 compliance has been obtained from the Corporation's payroll and accounting systems suppliers and banking and investment management service providers. The Corporation is continuing its review and assessment of Year 2000 readiness with contract research organizations and other suppliers and service providers involved in the Corporation's clinical development programs. Alternative suppliers and service providers and appropriate back-up of data and information will be provided to mitigate any potential losses or delays due to the Year 2000 issue. The Corporation specifies the need for Year 2000 compliance in all significant new contractual relationships.

         Management of the Corporation believes that the review, assessment and testing and the completion of any necessary changes will be completed by September, 1999. The Corporation's expected aggregate expenditures related to the Year 2000 compliance is expected to be less than $100,000. These expenditures will be incurred and paid in 1999 and the first half of 2000.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and short-term investments totalled $12.8 million at December 31, 1998. Since its inception, the Corporation has financed its operations primarily through private placements and public offerings of equity securities, amounting to $32.9 million, and interest income on invested balances, amounting to $1.9 million. The Corporation currently has no contributing cash flows from operations. As a result, the Corporation relies on external sources of financing such as the issue of equity or debt securities, the exercise of warrants and investment income.

         On March 2, 1999, the Corporation announced that it would not proceed with a previously announced offering of rights to purchase up to 3,302,522 Common Shares at a price of $0.62 per share.

         The Corporation's net cash used in operating activities amounted to $11.4 million, $4.0 million and $2.2 million for the years ended December 31, 1998, 1997 and 1996, respectively, and resulted primarily from the Corporation's net operating losses. The Corporation's net cash used in investing activities amounted to $0.6 million, $1.5 million and $0.1 million for the years ended December 31, 1998, 1997 and 1996, respectively, and resulted primarily from the purchase of capital assets used in the Corporation's business.

         The Corporation expects to incur substantial and increasing research and development expenses, including expenses related to preclinical studies, clinical trials, manufacturing and commercialization activities, and supporting general and administrative expenses. The Corporation believes that the net proceeds of this offering, together with its available cash, and interest earned thereon, should be sufficient to finance its operations and capital needs through the year 2000, while maintaining sufficient cash reserves. The Corporation's funding needs may vary depending on a number of factors including progress of the Corporation's research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

         The Corporation may need to raise substantial additional capital to fund its operations in the future. The Corporation may seek such additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The ability of the Corporation to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Corporation may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs.


                              PLAN OF DISTRIBUTION

         Under an agreement (the "Agency Agreement") between First Marathon Securities Limited, HSBC James Capel Canada Inc. (together, the "Agents") and the Corporation dated April 27, 1999, the Agents have agreed to offer for sale on a best efforts basis, if, as and when issued by the Corporation in accordance with the terms of the Agency Agreement, up to 34,000,000 Common Shares at a price of $0.50 (the "Issue Price"). It is expected that the closing of the issue of the Common Shares will take place on or about May 6, 1999. In consideration for their services on this offering, AltaRex has agreed to pay the Agents a fee of $0.035 per Common Share sold, other than Common Shares sold to certain officers and directors of the Corporation in respect of which the Corporation has agreed to pay the Agents a fee of $0.0175 per Common Share. The Agents' fee will be paid from the proceeds of this offering.

         The Corporation reserves the right to accept or reject any subscription in whole or in part. While the Agents have agreed to use their best efforts to sell the Common Shares, they are not obligated to purchase any Common Shares which are not sold. The obligations of the Agents under the Agency Agreement may be terminated, and the Agents may withdraw all subscriptions for Common Shares on behalf of subscribers, at the Agents' discretion, upon the occurrence of certain stated events including any material change in the business, personnel or financial condition of the Corporation.

         The Corporation has granted to the Agents an option (the "Over-Allotment Option") exercisable for 60 days following the date of the closing of the offering to purchase up to 5,100,000 additional Common Shares at the Issue Price solely to cover the over-allotments. This prospectus also qualifies the distribution of the Over-Allotment Option and the Common Shares issued upon exercise of the Over-Allotment Option.

         In addition, the Corporation has entered into option agreements with each of the Agents pursuant to which the Agents will be granted an option (the "Compensation Options") to purchase that number of Common Shares equal to 5% of the Common Shares subscribed for pursuant to this offering. The Compensation Options are exercisable at the Issue Price and expire on the second anniversary of the date of the closing of the offering. This prospectus also qualifies the distribution of the Compensation Options and Common Shares issuable upon exercise of the Compensation Options.

         Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the Agents may not during the period of distribution under this prospectus bid for or purchase Common Shares. The foregoing restriction is subject to certain restrictions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the market price of the Common Shares. These exceptions include a bid or purchase permitted under the rules and by-laws of The Toronto Stock Exchange relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this offering, the Agents may over allot or affect transactions which stabilize or maintain the market price of the Common Shares at a level other than those which otherwise might prevail on the open market. Such transactions may commence or be interrupted at any time during the period of distribution.

         The securities offered under this prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered, sold or delivered directly or indirectly, in the United States of America, its territories or possessions.


                                 USE OF PROCEEDS

         The estimated net proceeds to AltaRex from this offering, after deducting the Agents' fee and the estimated expenses of the offering of approximately $510,000, are $15.3 million. The Corporation will use the net proceeds of this offering to fund the Corporation's antibody and clinical trial costs of its lead products, OvaRex(TM) MAb for ovarian cancer and BrevaRex(TM) MAb for multiple myeloma, with any remaining net proceeds to be used for working capital requirements.

         The Corporation intends to use the aggregate of the net proceeds of this offering as follows:

OvaRex(TM)MAb antibody and clinical trial costs..............................  $      8.4  million
BrevaRex(TM)MAb  antibody and clinical trial costs...........................         4.3
Working capital requirements...............................................           2.6
                                                                               -------------------
                                       Total ..............................    $     15.3  million
                                                                               ===================


         In each case, the amounts referred to above reflect estimated antibody and clinical trial costs over a period of approximately 12 months. To the extent that the aggregate net proceeds are less than as set forth above, such proceeds will be applied to fund OvaRex(TM) MAb antibody and clinical trial costs in priority to BrevaRex(TM) MAb antibody and clinical trial costs.


                             DIRECTORS AND OFFICERS

DIRECTORS

         The following table sets forth, for each director of AltaRex, the name, municipality of residence, the year in which he became a director, and his principal occupation. Directors are elected until the next annual meeting of shareholders or, in the case of a vacancy or resignation, until a successor is elected or appointed.

NAME AND
MUNICIPALITY OF RESIDENCE                         DIRECTOR SINCE       PRINCIPAL OCCUPATION
-------------------------                         --------------       --------------------
DR. ANTOINE A. NOUJAIM......................     December 1, 1995      Chairman of the Board and Chief Scientific
         Edmonton, Alberta                                             Officer of AltaRex

NAME AND
MUNICIPALITY OF RESIDENCE                         DIRECTOR SINCE       PRINCIPAL OCCUPATION
-------------------------                         --------------       --------------------
RICHARD E. BAGLEY...........................     February 23, 1998     President and Chief Executive Officer of
         Weston, Massachusetts                                         AltaRex
WILLIAM R. MCMAHAN..........................       July 15, 1996       President, Oxbow Capital Corporation
         Calgary, Alberta
JEAN-CLAUDE GONNEAU.........................     January 29, 1997      Managing Director, Donaldson, Lufkin &
         Paris, France                                                 Jenrette

GEORGES HIBON(1)............................     January 19, 1998      Former Chairman and Chief Executive Officer,
         New York, New York                                            Pasteur Merieux Connaught, North America
THE HONOURABLE MONIQUE BEGIN................       May 14, 1998        Chairperson, Management Committee of the
         Ottawa, Ontario                                               Canadian Breast Cancer Research Initiative.
                                                                       Former Canadian Minister of National Health
                                                                       and Welfare

DR. JIM A. WRIGHT...........................       May 14, 1998        President & Chief Scientific Officer,
         Toronto, Ontario                                              GeneSense Technologies, Inc.


Note:
(1) Mr. Hibon has advised the Corporation that he does not intend to stand for election at the Corporation's annual and special meeting on May 19, 1999.

EXECUTIVE OFFICERS

         The table below sets forth the name, municipality of residence, the first year of employment with AltaRex and the position with AltaRex of each executive officer of AltaRex on the date hereof.

NAME AND
MUNICIPALITY OF RESIDENCE                    WITH ALTAREX SINCE      POSITION
-------------------------                    ------------------      --------
DR. ANTOINE A. NOUJAIM.................       December 1, 1995       Chairman of the Board and Chief Scientific
         Edmonton, Alberta                                           Officer

RICHARD E. BAGLEY......................      February 23, 1998       President and Chief Executive Officer
         Weston, Massachusetts

EDWARD M. FITZGERALD...................      September 28, 1998      Senior Vice President, Chief Financial Officer
         Dover, Massachusetts                                        and Secretary

DR. CHRISTOPHER F. NICODEMUS...........       January 25, 1999       Senior Vice President, Medical and Regulatory
         Charlestown,                                                Affairs
         Massachusetts

DR. THOMAS R. SYKES....................       January 2, 1996        Vice President, Preclinical and Support
         Acton, Massachusetts                                        Operations

BIOGRAPHIES OF DIRECTORS AND EXECUTIVE OFFICERS

         Dr. Antoine A. Noujaim. Dr. Noujaim is the founder, Chairman and Chief Scientific Officer of the Corporation. From inception of the Corporation to February 22, 1998, Dr. Noujaim was also the President and Chief Executive Officer of the Corporation. From 1985 to 1995, Dr. Noujaim was associated with Biomira, a Canadian publicly-owned biotechnology company as an officer and a director. From 1994 to 1995 he was President of Biomira's subsidiary, Biomira Research. Prior to 1994 he was Senior Vice President of the Immunoconjugate Division of Biomira. Dr. Noujaim is also Professor Emeritus of the University of Alberta and a director of SYNSORB Biotech Inc. ("SYNSORB"), a Canadian publicly-owned biotechnology company. Dr. Noujaim has served as an officer or Chairman of various scientific organizations, editorial boards and national scientific committees and has authored more than 200 publications.

         Richard E. Bagley. Mr. Bagley has been the President and Chief Executive Officer and a Director of the Corporation since February 23, 1998. Prior to joining the Corporation, Mr. Bagley was Chairman and Chief Executive Officer of ProScript, Inc., a Massachusetts based biotechnology company from 1995 to 1998 and prior to that he was President and Chief Executive Officer of ImmuLogic Pharmaceutical Corporation ("ImmuLogic"), a Massachusetts based publicly-owned biotechnology company. Mr. Bagley previously held several executive positions with Bristol-Myers Squibb Company from 1985 to 1990, including President of E.R. Squibb & Sons, U.S. and President of SquibbMark. Prior thereto, Mr. Bagley held executive positions with SmithKline Beecham Corporation from 1968 to 1985, including President of SmithKline Consumer Products.

         William R. McMahan. Mr. McMahan has been a Director of the Corporation since July 15, 1996. He has served as President of Oxbow Capital Corporation and Oxbow Investments Inc. from 1993 to present and Director of International Marketing for Oxbow Research Limited from 1992 to 1993. Mr. McMahan is also the President, Chief Executive Officer and a Director of Oxbow Equities Corp., a mutual fund listed on The Toronto Stock Exchange. Mr. McMahan is a Director of UltraVision, Inc. (contact lenses) and SYNSORB (biotechnology), all Canadian publicly-traded companies.

         Jean-Claude Gonneau. Mr. Gonneau has been a Director of the Corporation since 1996. He has been Managing Director of Donaldson, Lufkin & Jenrette, an investment bank, in charge of capital market activity in Europe since 1991, having served in London and Paris since 1985. Prior to that Mr. Gonneau held various positions with First Boston Corporation in New York and London from 1981 to 1985 and with Banque Nationale de Paris, with a focus on cross-border business, from 1977 to 1981.

         Georges Hibon. Mr. Hibon has been a Director of the Corporation since February 1998. He is the former Chairman and Chief Executive Officer of Pasteur Merieux Connaught ("PMC") NorthAmerica in charge of the United States, Canada and Mexico. Mr. Hibon has over 30 years of experience in the pharmaceutical and biotechnology industries in senior level positions with companies such as Merck & Co. and Virogenetics as well as PMC.

         The Honourable Monique Begin. Ms. Begin has been a Director of the Corporation since May 1998. She is Professor Emeritus at the University of Ottawa and has served as the Dean of Faculty of Health Sciences at the same institution. She is also Chair of the Management Committee of the Canadian Breast Cancer Research Initiative. Ms. Begin is the former Minister of National Health and Welfare Canada from September 1977 to September 1984 and, in that capacity, authored the Canada Health Act of 1984.

         Dr. Jim A. Wright.Dr. Wright has been a Director of the Corporation since May 1998. He is the founder, Chairman, President and Chief Executive Officer of GeneSense Technologies Inc. established in 1987. He has also served as the Terry Fox Senior Research Scientist at the National Cancer Institute of Canada since 1990, Associate Director and Senior Scientist of the Manitoba Institute of Cell Biology since 1989 and Professor of Microbiology, Biochemistry and Molecular Biology at the University of Manitoba.

         Edward M. Fitzgerald. Mr. Fitzgerald has been Senior Vice President, Chief Financial Officer and Secretary of the Corporation since September 28, 1998. Prior to joining the Corporation Mr. Fitzgerald was a consultant in private practice. From 1992 to 1997, Mr. Fitzgerald was Director, Mergers & Acquisitions and Director, Consumer Lending Group at BankBoston Corporation. From 1978 to 1992 Mr. Fitzgerald was with Arthur Andersen & Co. in Boston, holding the position of Partner from 1989 to 1992. Mr. Fitzgerald is a licensed Certified Public Accountant.

         Dr. Christopher F. Nicodemus. Dr. Nicodemus has been Senior Vice President, Medical and Regulatory Affairs of the Corporation since January 25, 1999. Prior to joining the Corporation, Dr. Nicodemus was Vice President, Medical Affairs from 1998 to 1999 and Vice President, Clinical Operations from 1997 to 1998 of Diatide Inc., a biotechnology company. From 1993 to 1997 Dr. Nicodemus was with ImmuLogic, in the position of Vice President, Medical Affairs from 1994 to 1997 and Senior Director, Medical Affairs from 1993 to 1994. Prior to joining ImmuLogic, he was Senior Associate Medical Director at Pfizer Labs from 1992 to 1993.

         Dr. Thomas R. Sykes. Dr. Sykes has been with the Corporation since its inception and is currently Vice President, Preclinical and Support Operations. He has previously held other positions with the Corporation, including Vice President, Product Development and Manufacturing Operations, Vice President, Operations and Vice President, Pharmaceutical Development of the Corporation. Prior to joining the Corporation Dr. Sykes held various positions with Biomira, including Director, Pharmaceutical Research and Development at Biomira Research from 1993 to 1995 and Director, Product Development of Biomira from 1990 to 1993.

AUDIT COMMITTEE

         The Board of Directors of AltaRex is required to elect annually from among its members an audit committee comprised of not less than three members. At present, the Audit Committee consists of Dr. Jim A. Wright, The Honourable Monique Begin and Jean-Claude Gonneau. The Audit Committee must review the annual and interim financial statements of AltaRex and report thereon to the Board of Directors before such statements are approved by the Board of Directors.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth the compensation paid to Richard E. Bagley, Dr. Antoine A. Noujaim, Dr. R. Madiyalakan, Dr. Thomas Sykes and Blaine Schamber (the "Named Executive Officers") for each of the fiscal years ended December 31, 1998 and 1997 and the period from July 17, 1996 to December 31, 1996, being the end of the first financial year of the Corporation following the acquisition by the Corporation of all of the issued shares of AltaRex Inc.

                           SUMMARY COMPENSATION TABLE

                                                           Annual Compensation                        Long-Term
                                                                                                       Compensa-
                                                                                                        tion
                                                                                                        Awards

                                                                                        Other          Common
                                                                                        Annual          Shares            All Other
                                                                                        Compen-          Under              Compen-
      Name and                                          Salary              Bonus        sation         Options            sation
 Principal Position                Year (5)               ($)                ($)          ($)           Granted (#)        ($)(4)
-----------------------------------------------------------------------------------------------------------------------------------
Richard E. Bagley (1)                 1998               315,179             Nil           Nil             825,000           Nil
President and Chief                     -                      -               -             -                   -             -
 Executive Officer                      -                      -               -             -                   -             -
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Antoine A. Noujaim (1)            1998               220,000             Nil           Nil                 Nil         6,880
Chairman of the Board,                1997               220,000             Nil           Nil                 Nil         6,312
 Chief Scientific Officer and         1996                78,602             Nil           Nil             375,000           Nil
 Former President and Chief
 Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
Dr. R. Madiyalakan (2)                1998               131,706             Nil           Nil                 Nil        32,991
Vice-President, Planning and          1997               105,000           5,771           Nil              10,000         3,997
 Chief Scientific Officer             1996                36,559             Nil           Nil              25,000           465
-----------------------------------------------------------------------------------------------------------------------------------
Dr. Thomas Sykes                      1998               167,135             Nil           Nil                 Nil        51,589
Vice-President, Operations            1997               105,000             Nil           Nil              10,000         4,269
 Preclinical and Support              1996                36,559             Nil           Nil              25,000           465
-----------------------------------------------------------------------------------------------------------------------------------
Blaine Schamber (3)                   1998               116,250             Nil           Nil              40,000        11,021
Controller; previously Vice-          1997               105,000             Nil           Nil              10,000         4,206
President, Finance and                1996                35,941             Nil           Nil              25,000           464
 Corporate Development
-----------------------------------------------------------------------------------------------------------------------------------


Notes:

(1) Dr. Noujaim became an officer of the Corporation on July 17, 1996 upon the acquisition by the Corporation of all of the issued shares of AltaRex Inc. Dr. Noujaim's salary was paid by AltaRex Inc. until May of

         1997. Dr. Noujaim ceased to be the President and Chief Executive Officer of the Corporation on February 23, 1998. Mr. Richard E. Bagley was appointed President and Chief Executive Officer of the Corporation on that date.

(2) Dr. Madiyalakan ceased to be an officer of the Corporation in September 1998. He currently serves as a consultant to the Corporation under a services agreement that expires on September 30, 1999 and the amounts which appear on the table do not include compensation earned thereunder.

(3) Mr. Schamber ceased to be the Vice-President, Finance and Corporate Development of the Corporation in July, 1998. He currently serves as Controller of the Corporation.

(4) Compensation under the column "All Other Compensation" is with respect to employee benefits such as health care, life insurance and a group retirement savings plan. In respect of Messrs. Madiyalakan and Sykes, such amounts include relocation expenses. The aggregate amount of perquisites and other personal benefits, securities and property did not exceed the lesser of $50,000 and 10 percent of the total annual salary and bonus of the Named Executive Officer.

(5) 1996 figures are for the period from July 17, 1996 to December 31, 1996. 1997 and 1998 figures are for the period from January 1 to December 31 of those years.

STOCK OPTIONS

     The following table details information with respect to the grant of options by the Corporation to the Named Executive Officers during the financial year of the Corporation ended December 31, 1998.

                                OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                                                                                           MARKET VALUE OF
                                                                                             COMMON SHARES
                            COMMON SHARES     % OF TOTAL OPTIONS                          UNDERLYING OPTIONS
                            UNDER OPTIONS         GRANTED TO         EXERCISE OR BASE           ON THE
                               GRANTED           EMPLOYEES IN              PRICE            DATE OF GRANT        EXPIRATION
          NAME                    #             FINANCIAL YEAR       ($/COMMON SHARE)      ($/COMMON SHARE)          DATE
---------------------------------------------------------------------------------------------------------------------------
Richard E. Bagley              825,000               57%                  $3.00                 $3.00           March 4, 2003
Blaine J. Schamber             40,000                 3%                  $2.18                 $2.18           May 13, 2003
---------------------------------------------------------------------------------------------------------------------------

         The following table details information with respect to all options of the Corporation exercised by the Named Executive Officers during the last financial year of the Corporation and all options held by the Named Executive Officers and outstanding on December 31, 1998.


         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION VALUES

                                                                             UNEXERCISED            VALUE OF UNEXERCISED
                               COMMON SHARES                                  OPTIONS AT            IN-THE-MONEY OPTIONS
                                ACQUIRED ON            AGGREGATE               FINANCIAL            AT FINANCIAL YEAR-END
                                  EXERCISE           VALUE REALIZED            YEAR-END                 EXERCISABLE/
           NAME                     (#)                   ($)                EXERCISABLE/           UNEXERCISABLE($)(1)
                                                                           UNEXERCISABLE(#)
Richard E. Bagley                   Nil                   Nil                Nil/825,000                   NA/NA
Dr. Antoine A. Noujaim              Nil                   Nil              250,000/125,000                 NA/NA
Dr. Thomas R. Sykes                 Nil                   Nil                26,666/8,334                  NA/NA
Blaine J. Schamber                  Nil                   Nil               26,666/48,334                  NA/NA
Dr. R. Madiyalakan                  Nil                   Nil                 Nil/26,666                   NA/NA

Note:
i. None of the unexercised options were in-the-money as at December 31, 1998.


EMPLOYMENT AGREEMENTS

         The Corporation entered into a letter agreement with Mr. Bagley dated February 28, 1998 which provides that if Mr. Bagley's employment is terminated without cause he will receive U.S. $250,000, equivalent to severance pay of one year's salary.

         The Corporation entered into a letter agreement with Dr. Sykes dated March 25, 1998 as amended on April 21, 1998 which provides that, if Dr. Sykes' employment is terminated without cause prior to the year 2000, he will receive U.S.$150,000, equivalent to severance pay of one year's salary, and, thereafter, if terminated without cause, he will receive U.S. $75,000, equivalent to severance pay of six months salary.

         The Corporation entered into an employment contract with Mr. Schamber dated January 1, 1997. This agreement is for a three year term and is renewable on an annual basis for additional and successive one year terms upon the expiration of the initial three year term and each successive one year term at a salary mutually agreeable by the Corporation and Mr. Schamber. If Mr. Schamber is terminated at any time during the initial three year term of his employment contract, then that he shall be entitled to the lesser of the balance of his salary for the initial three year term of the employment contract and one year's salary.

COMPENSATION OF DIRECTORS

         Effective in 1998, each director, with the exception of Dr. Noujaim and Mr. Bagley, receives a fee of U.S. $10,000 per annum. Further, all directors are eligible to receive stock options and are entitled to receive reimbursement of their reasonable out-of-pocket disbursements incurred on the business of the Corporation. In the aggregate, a total of $71,501 in fees was paid to the board of directors during the period from January 1, 1998 to December 31, 1998.

         AltaRex provides liability insurance for directors and officers of AltaRex. The policy does not distinguish between the liability insurance for its directors and officers, the coverage being the same for both groups. The premium for the 12-month period ending December 31, 1998 was approximately $32,000 all of which was borne by AltaRex. The policy limit is $5,000,000 per year with a corporate deductible of $25,000 per loss. The individual directors and officers of AltaRex are insured against losses arising from claims against them for certain of their acts, errors or omissions in such capacity. AltaRex is insured against losses arising out of any liability to indemnify a director or officer.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

         No individual who is, or at any time during the most recent completed financial year of the Corporation was, a director, executive officer or senior officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate of any one of them is, or at any time since the beginning of the most recent completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries or was indebted to another entity, which such indebtedness is, or was at any time during the most recent completed financial year of the Corporation, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, except for Dr. Thomas Sykes.

                       TABLE OF INDEBTEDNESS OF DIRECTORS,
                     EXECUTIVE OFFICERS AND SENIOR OFFICERS

                                                           LARGEST AMOUNT OUTSTANDING    AMOUNT OUTSTANDING
NAME AND PRINCIPAL                 INVOLVEMENT OF          DURING FISCAL YEAR ENDED      AS OF THE DATE HEREOF
POSITION                           ALTAREX                 DECEMBER 31, 1998
--------------------------------------------------------------------------------------------------------------
Dr. Thomas Sykes,                  Lender                  U.S. $25,000                  U.S. $25,000
Vice-President, Pre-
Clinical and Support
Operations

         Dr. Sykes was granted a U.S. $25,000 loan in connection with his relocation from Edmonton, Alberta to Waltham, Massachusetts. This loan bears no interest during its stated term and is due in its entirety on May 14, 2003. Any overdue amounts will bear interest at 9.5% per annum until paid.


                                  STOCK OPTIONS

STOCK OPTION PLAN

         At the special meeting of the shareholders of the Corporation held on November 15, 1996, shareholders, among other things, approved the adoption of a new Stock Option Plan (the "Plan"). In connection with the listing of the Common Shares of the Corporation on The Toronto Stock Exchange (the "TSE") in December of 1996, the TSE required that certain amendments be made to the Plan to conform with certain rules and regulations of the TSE including an amendment to section 4 of the Plan whereunder the total number of Common Shares that may be issuable under stock options granted under the Plan was changed from 10% of the issued and outstanding common shares of the Corporation to a fixed number. At the May 29, 1997 meeting of the shareholders, that number was fixed at 1,544,206.

         At the annual and special meeting of shareholders held on May 14, 1998 the shareholders approved and adopted the following amendments to the Plan: (i)
Section 4 of the Plan was amended to increase the number of Common Shares issuable under stock options granted under the Plan from 1,544,206 to 2,480,000, such number being approximately 15% of the issued and outstanding common shares of the Corporation as at March 31, 1998; and (ii) Section 5 of the Plan was amended to provide the Board of Directors with the option of fixing the exercise price of any stock options granted under the Plan at the weighted average of the trading prices of the Common Shares of the Corporation as traded on the TSE on the five days preceding the date of the grant of such stock options.

         The Corporation's directors have approved, subject to the approval of shareholders of the Corporation and any necessary regulatory approval, further amendments to the Plan. Such shareholder approval will be sought by the Corporation at its annual and special meeting of shareholders to be held on May 19, 1999. If approved, the amendment to the Plan would (i) increase the maximum number of Common Shares reserved for issuance under the Plan from 2,480,000 to 4,180,000 Common Shares, and (ii) increase the maximum exercise period of options granted under the Plan from five years from the date of grant to ten years from the date of grant.

         As at the date of this prospectus there were outstanding options to purchase a total of 2,255,499 Common Shares under the Plan and the following table sets out in detail all stock options issued and outstanding under the Plan.

                                        NUMBER OF
                                     SHARES UNDER                                 EXERCISE PRICE
          GROUP                            OPTION            DATE OF GRANT             PER SHARE         EXPIRY DATE (1)
Directors (excluding                      382,500            July 26, 1996                  1.80           July 26, 2001
Executive Officers)                        12,500             July 8, 1997                  3.68            July 8, 2002
(six in total)                             30,000         January 22, 1998                  2.96        January 22, 2003
                                          100,000             May 21, 1998                  2.18            May 21, 2003
------------------------------------------------------------------------------------------------------------------------
Executive Officers                         25,000            July 26, 1996                  1.80           July 26, 2001
(four in total)                            10,000        February 11, 1997                  5.90       February 11, 2002
                                          824,130            March 4, 1998                  3.00           March 4, 2003
                                              870             July 6, 1998                  3.00            July 6, 2003
                                          175,000       September 15, 1998                  0.91      September 15, 2003
                                          175,000        December 23, 1998                  0.53       December 23, 2003
------------------------------------------------------------------------------------------------------------------------
Employees                                 108,500            July 26, 1996              1.806.00           July 26, 2001
(28 in total)                              13,333         February 4, 1997                  5.90        February 4, 2002
                                           10,000        February 11, 1997                  3.68       February 11, 2002
                                           14,000             July 8, 1997                  3.30            July 8, 2002
                                            3,000         November 7, 1997                  2.84        November 7, 2002
                                           10,000         February 1, 1998                  2.18        February 1, 2003
                                          105,000             May 21, 1998                  1.15            May 21, 2003
                                           50,000           August 4, 1998                  0.80          August 4, 2003
                                           50,000        November 30, 1998                             November 30, 2003

Consultants
Dr. Terry Allen...........                  5,000             July 8, 1997                  3.68            July 8, 2002
Dr. Richard Baum..........                 10,000             July 8, 1997                  3.68            July 8, 2002
Dr. Beatrice Leveugle.....                  5,000             July 8, 1997                  3.68            July 8, 2002
Dr. Gerry Miller..........                  5,000             July 8, 1997                  3.68            July 8, 2002
Dr. John Samuels..........                  5,000             July 8, 1997                  3.68            July 8, 2002
Dr. Constantine Bona......                 10,000             July 8, 1997                  3.68            July 8, 2002
Dr. Jean-Francois Chatal..                 10,000             July 8, 1997                  3.68            July 8, 2002
Dr. David Goodwin.........                 10,000             July 8, 1997                  3.68            July 8, 2002
Dr. James Lown............                 10,000             July 8, 1997                  3.68            July 8, 2002
Dr. Dean Mann.............                 10,000             July 8, 1997                  3.68            July 8, 2002
Dr. Paul Muller...........                 10,000             July 8, 1997                  3.68            July 8, 2002
Dr. Aldo Serafini.........                 10,000             July 8, 1997                  3.68            July 8, 2002
Dr. David Wishart.........                  5,000         November 7, 1997                  3.30        November 7, 2002
Dr. R. Madiyalakan........                 26,666       September 30, 1998                  0.72        October 30, 1999
Genome Securities Inc.....                 25,000            July 17, 1998                  1.40           July 17, 2003


Note:
i. The Corporation's directors have approved, subject to the approval of shareholders and any necessary regulatory approval, an amendment to the terms of certain outstanding options granted under the Plan extending the exercise period of such options from five years from the original date of grant to ten years from the original date of grant. The Corporation will seek shareholder approval for such amendments at its annual and special meeting of shareholders to be held on May 19, 1999.


WARRANTS

         In connection with the AHFMR Agreement, pursuant to which AHFMR contributed $500,000 to the funding of the Canadian component of the current North American Phase IIb trial of OvaRex(TM) MAb, the Corporation granted to AHFMR warrants to purchase 41,667 Common Shares at an exercise price of $12.00 per share. Such warrants expire on May 1, 2000. See "Business of AltaRex - Strategic Alliances and License Agreements - Alberta Heritage Foundation Agreement".


                          DESCRIPTION OF SHARE CAPITAL

         The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of the date hereof, 16,512,613 Common Shares and no Preferred Shares were issued and outstanding as fully paid and non-assessable. In addition, 2,480,000 Common Shares are reserved for issuance under a stock option plan (which the Corporation intends to increase to 4,180,000, subject to shareholder approval as set out under the heading "Stock Options") and 41,667 Common Shares are reserved for issuance upon the exercise of a warrant granted to the AHFMR.

         The holders of Common Shares are entitled to dividends, if as and when declared by the directors, to one vote per Common Share at meetings of the holders of Common Shares of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares. The Preferred Shares may be issued in one or more series, and the directors are authorized to fix the number of preferred shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the Preferred Shares of each series. The Preferred Shares are entitled to a priority over the Common Shares in respect of the payment of dividends and distribution of assets upon liquidation of the Corporation.

                                 DIVIDEND POLICY

         Since its incorporation, AltaRex has not paid any dividends on the outstanding Common Shares. The future payment of dividends will be dependent upon the financial requirements of the Corporation to fund future growth, the financial condition of the Corporation and other factors which the Board of Directors may consider appropriate in the circumstances. It is unlikely that dividends will be paid in the foreseeable future.


                             PRINCIPAL SHAREHOLDERS

         The following table sets forth the particulars, as at the date of this prospectus, with respect to those persons who, to the knowledge of the directors or officers of the Corporation, beneficially own or exercise control or direction over more than 10% of the Common Shares (being the only class of shares of the Corporation outstanding):

                                                                                            PERCENTAGE OF
NAME                                    NUMBER OF COMMON SHARES                             COMMON SHARES
----                                    -----------------------                             -------------
DR. ANTOINE A. NOUJAIM                  3,924,700 Common Shares (1)                           23.8% (1)


Note:
(1) This number does not include 375,000 Common Shares issuable upon the exercise of stock options held by Dr. Noujaim which are exercisable at a price of $1.80 per share until July 26, 2001.

         As of the date hereof, to the knowledge of AltaRex's directors and officers, there are no other persons who are holders of record or are beneficial owners, directly or indirectly, of shares conferring over 10% of the voting rights attached to the issued and outstanding Common Shares.

         Except as disclosed above, as at the date hereof, the current directors and officers of AltaRex as a group own directly or indirectly or exercise control or direction over a total of 508,159 Common Shares representing approximately 3.0% of the issued and outstanding Common Shares.

               PRICE RANGE AND TRADING VOLUME OF THE COMMON SHARES

         The Common Shares are listed for trading on The Toronto Stock Exchange (the "TSE") and have been so listed since December 1996, prior to which the Common Shares were listed for trading on The Alberta Stock Exchange. The TSE has conditionally approved the listing of the Common Shares offered pursuant to this prospectus, subject to fulfillment by the Corporation of certain requirements of the TSE. The following table summarizes the reported high and low trading prices and volume of trading of the Common Shares on the TSE for the periods indicated:

                                                  HIGH                 LOW        VOLUME
                                                   ($)                 ($)          ($)
1997
First Quarter                                    $7.00               $5.00             1,189,686
Second Quarter                                    5.50                3.45             1,343,944
Third Quarter                                     4.30                2.50             1,958,491
Fourth Quarter                                    3.80                2.10               994,316
1998
First Quarter                                    $3.25               $2.25               537,211
Second Quarter                                    2.54                1.01               960,682
Third Quarter                                     1.92                0.71             2,359,806
Fourth Quarter                                    0.85                0.42             2,936,251
1999
January                                          $0.74               $0.47             1,179,319
February                                          0.67                0.48               581,986
March                                             0.65                0.42               469,274
April (to April 23)                               0.60                0.43               250,313

                    CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         In the opinion of McCarthy Tetrault, the following summary describes the principal Canadian federal income tax considerations of acquiring, holding and disposing of Common Shares offered under this prospectus. This summary is applicable to an investor who acquires the Common Shares under this offering and who for the purposes of the Income Tax Act (Canada) (the "Tax Act") deals at arm's length with the Corporation, is a resident of Canada and holds Common Shares as capital property. Securities generally will be capital property of the holder unless the holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade in respect of them. This summary is not applicable to holders of Compensation Options.

         This summary is not applicable to any holder which is a "financial institution", as defined in section 142.2 of the Tax Act or to any holder an interest in which would be a "tax shelter investment".

         This summary is based upon the facts set out in this prospectus, the current provisions of the Tax Act and the regulations issued thereunder (the "Regulations"), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and counsel's understanding of the current published administrative practices of Revenue Canada. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except as noted above, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE HOLDER OF COMMON SHARES, AND NO REPRESENTATIONS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER ARE MADE. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE INCOME AND OTHER TAX LAWS OF ANY COUNTRY, PROVINCE, STATE OR LOCAL TAX AUTHORITY.

DIVIDENDS

         Dividends received or deemed to be received on the Common Shares by an investor who is an individual will be included in computing the investor's income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

         Dividends received or deemed to be received on the Common Shares by an investor that is a corporation generally will be included in the investor's income. Such an investor will, however, generally be entitled to deduct the amount of such dividends in computing taxable income. Certain corporations may be liable under Part IV of the Tax Act to pay a refundable tax of 331/3% on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

DISPOSITION OF COMMON SHARES

         A disposition or a deemed disposition of a Common Share by an investor will generally give rise to a capital gain (or a capital loss) equal to the amount by which the actual or deemed proceeds of disposition, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Common Share to the investor. Generally, three-quarters of any capital gain realized will be included in computing the investor's income as a taxable capital gain and three-quarters of any capital loss will be deductible, subject to certain limitations, against net taxable capital gains of the year of disposition or the three preceding years or any subsequent year. The full amount of capital gains must be included in an individual's adjusted taxable income (as defined by the Tax Act) for the purposes of computing such individual's liability under the Tax Act for the alternative minimum tax. If the investor is a corporation (or a partnership or trust of which a corporation is a member or beneficiary), any such capital loss may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received by the investor on the Common Share. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Common Shares.

         In the case of a disposition of a Common Share to the Corporation, a holder will be deemed to receive a dividend to the extent the proceeds received exceed the paid-up capital of the Common Share. The amount of such dividend will reduce the proceeds of disposition to the holder for purposes of calculating the capital gain (or loss) arising on the disposition.

         Certain corporations may be liable to pay an additional refundable tax of 6 2/3% on their "aggregate investment income" for the year, which is defined by the Tax Act to include an amount in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).


                                  RISK FACTORS

         An investment in the securities of the Corporation should be considered highly speculative due to the nature of the business of the Corporation and the present stage of its development. In evaluating the securities of the Corporation, the following should be considered:

BIOMIRA LITIGATION

         On February 26, 1999, Biomira commenced legal action in the Province of Alberta against AltaRex, the founder of AltaRex and certain other individuals affiliated with AltaRex, claiming ownership of an invention disclosed in an international patent application filed by AltaRex relating to certain aspects of AltaRex's core technology, products, processes and their production. In the action, Biomira is seeking, among other things, a court order declaring that it is the sole owner of the invention and related intellectual property rights therein, including the patent application, an injunction prohibiting AltaRex from using the invention, and damages in the amount of $200,000,000. In response to Biomira's action, the Corporation filed a statement of defence with the court on April 21, 1999. See "Legal Proceedings". Although there can be no assurance that Biomira's legal action will not be successful, AltaRex believes that Biomira's claims are without merit and intends to defend against such action.

         If Biomira is successful in its action against the Corporation, the ability of the Corporation to develop and commercialize its existing products and future products based upon the invention described in the patent application referred to above, including, in particular, its OvaRex(TM) MAb lead product, may be materially and adversely affected and could be fully lost. In any event, this litigation will, if it proceeds to trial, require the court to consider complicated scientific evidentiary matters (such as the point at which significant discoveries were made) and questions as to the contractual interpretation of the Biomira License Agreement. It is not possible to predict the court's position or disposition in these and other matters. In addition, even if successful at trial, this litigation will result in significant expense to the Corporation.

POSSIBLE EXPIRATION OR TERMINATION OF LICENSE AGREEMENT FOR MAB B43; LOSS OF EXCLUSIVITY

         In 1995, the Corporation licensed the B43 Technology from Biomira, including the antibody MAb B43, which is utilized in OvaRex(TM) MAb. The Biomira License Agreement requires that the Corporation use its best efforts to commercialize the B43 Technology and to spend certain minimum amounts to develop the B43 Technology between 1995 and 1999. Biomira provided the Corporation with written notice alleging that the Corporation was in default of certain reporting obligations under the Biomira License Agreement and that Biomira will terminate such agreement on June 1, 1999 unless such alleged defaults are fully cured on or before such date. Biomira had previously given notice to the Corporation on March 16, 1999 of the alleged default and that such agreement would terminate on April 15, 1999. Although the Corporation believes it is currently in compliance with all of the terms of the Biomira License Agreement, there can be no assurance that the Corporation will be able to continue to meet the obligations of the Biomira License Agreement. Should the Corporation's rights under the Biomira License Agreement be terminated or cease to be exclusive, Biomira may elect to license the B43 Technology to competitors of the Corporation. Although the Corporation believes that it would have a competitive advantage over other potential competitors based on its lead time in the regulatory process, termination of the Biomira License Agreement or the loss of exclusivity to the B43 Technology could have a material adverse effect on the Corporation's business, its results of operations, its financial condition and its ability to market and develop commercially viable products based on the B43 Technology.

         Pursuant to the ISTC Funding Arrangement (see "Strategic Alliances and License Agreements -Biomira License Agreement"), Biomira is required to obtain the consent of ISTC to any license relating to technology developed pursuant to the ISTC Funding Arrangements, including the B43 Technology. The Corporation understands that Biomira has failed to obtain such consent with respect to the license of the B43 Technology granted to the Corporation under the Biomira License Agreement. In the past, in this regard, the Corporation has had discussions with ISTC and Biomira. In the event of a breach of a term or condition of the ISTC Funding Arrangements, ISTC may direct Biomira to transfer to ISTC clear title to the B43 Technology. In such event, the Corporation may need to obtain a license from ISTC to use the B43 Technology which may affect or result in the loss of the Corporation's rights to the B43 Technology. To the knowledge of the Corporation, ISTC has not, to date, taken any such action.

         In addition, the Biomira License Agreement expires November 30, 2010, unless the parties mutually agree in writing to renew the Biomira License Agreement. If at that time the Corporation cannot successfully renew the Biomira License Agreement on terms acceptable to the Corporation, the Corporation may be subject to competition from others to whom Biomira Research would be free to license the Technology. Consequently, the loss of such exclusive Biomira License Agreement or renewal of the Biomira License Agreement on different terms may adversely affect the revenues, if any, from the sale of products that use the Technology. The termination of, or loss of exclusivity of, the Biomira License Agreement could have a material adverse affect on the Corporation's business, results of operations and financial condition. In light of the current litigation involving Biomira and the Corporation, the Corporation considers the mutual agreement of the parties to renew the Biomira License Agreement to be unlikely.

RELIANCE ON STRATEGIC RELATIONSHIPS

         The Corporation's future success is dependent on the development and maintenance of strategic relationships. The Corporation intends to seek to enter into strategic relationships with strategic partners to participate in and finance the later stage clinical development of products as required by the FDA, HPB, EMEA and other international drug regulatory agencies. The Corporation expects that its strategic partners would then have the opportunity to market the Corporation's products in return for payment to the Corporation of up-front licensing fees, milestone payments, royalties or previously agreed upon transfer prices on the sale of such products.

         The Corporation is seeking to enter into strategic relationships with strategic partners to complete certain clinical trials required for registration and regulatory approval of OvaRex(TM) MAb or BrevaRex(TM) MAb in world markets. If the Corporation fails to enter into such strategic relationships on terms favourable to the Corporation or if these strategic partners fail to effectively complete the clinical trials, the regulatory approval of OvaRex(TM) MAb or BrevaRex(TM) MAb may be delayed, and such delay may have a materially adverse effect on the Company's results of operations and business. The Corporation also intends to rely on strategic partners to market OvaRex(TM) MAb and BrevaRex(TM) MAb. If the Corporation fails to enter such strategic partnerships or if these strategic partners fail to effectively market OvaRex(TM) MAb or BrevaRex(TM) MAb, the Corporation may lose the opportunity to successfully commercialize the products. There can be no assurance that the Corporation will be able to enter these strategic partnerships on terms that are acceptable to the Corporation.

         The Corporation does not manufacture its own antibodies but has, and will seek to enter into, agreements with third parties to manufacture its antibodies. Pursuant to the Draximage Alliance Agreement, Draximage will fill/finish OvaRex(TM) MAb vials for clinical trials and may have certain contingent rights with respect to the manufacture and/or marketing of the OvaRex(TM) MAb drug for commercial purposes. In addition, the Corporation is working with other vendors to fill/finish OvaRex(TM) MAb vials. The Corporation has an agreement with Lonza Biologics to scale-up cell culture-derived material to the commercial level. Similarly the Corporation is working with other vendors to begin the scale-up processes for cell culture BrevaRex(TM) MAb and to fill/finish BrevaRex(TM) MAb vials. If these contract suppliers fail to perform under the terms of the agreement, the Corporation may incur significant costs and risks.

         Scaling-up production of cell culture-derived materials will enable the Corporation to further pursue regulatory approval and commercialization of OvaRex(TM) MAb. Such regulatory approval and commercialization is dependant upon the Corporation's ability to achieve such production.

         The Corporation also relies on a number of alliances and collaborative partnerships for the development of its products. There is no guarantee that these relationships will continue or result in any successful developments.

UNCERTAINTY ASSOCIATED WITH PRECLINICAL AND CLINICAL TESTING

         Before obtaining regulatory approvals for the commercial sale of any of the Corporation's potential new products, the products will be subjected to extensive preclinical and clinical testing to demonstrate their safety and efficacy in humans. Results of the initial preclinical and clinical testing of products under development by the Corporation are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical and clinical testing. Furthermore, there can be no assurance that clinical trials of products under development will be completed or will demonstrate the safety and efficacy of such products at all or to the extent necessary to obtain regulatory approvals. Companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development could delay or prevent regulatory approval of such product.

         The rate of completion of clinical trials depends on, among other factors, the enrollment of patients. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. Delays in planned patient enrollment in the Corporation's current clinical trials or future clinical trials may result in increased costs, program delays, or both.

LACK OF PRODUCT REVENUES; HISTORY OF LOSSES

         To date, the Corporation has not recorded any revenues from the sale of biopharmaceutical products and there can be no assurance that significant additional losses will not occur in the near future or that the Corporation will be profitable in the future. The Corporation has accumulated net losses of approximately $20.2 million to December 31, 1998. The Corporation anticipates that its operating expenses and capital expenditures will increase significantly in 1999 and in subsequent years as it adds the personnel and facilities associated with advancing products throughout development, clinical trials and commercialization. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any development and licensing agreements with strategic partners, the Corporation's development of additional products, the FDA, HPB, EMEA and other regulatory processes and other factors, many of which are beyond the Corporation's control.

         The Corporation does not expect to receive revenues from commercial sales of its new products for several years, if at all. The Corporation expects to continue to incur losses unless and until such time as strategic alliance payments, product sales and royalty payments generate sufficient revenues to fund its continuing operations. The ability of the Corporation to achieve profitability in subsequent years depends upon, among other things, successfully completing product development efforts and obtaining regulatory approval for its lead clinical products. The development of the Corporation's products will require the commitment of substantial resources to conduct the time-consuming development of products to meet market and regulatory requirements and to establish strategic relationships for production capabilities. There can be no assurance that the Corporation will generate any revenues or achieve profitability.

         The Corporation has two licensing agreements that require payments of royalties based on the gross revenue of the OvaRex(TM) MAb. On the successful commercialization of OvaRex(TM) MAb, the Corporation will be required to pay royalties from the gross revenue received by the Corporation on the sale of this product. There can be no assurance that the Corporation will generate sufficient revenues from the sale of OvaRex(TM) MAb to achieve profitability.

         The Corporation anticipates that, based on its current operating plan, its existing cash reserves are sufficient to meet its planned cash requirements into the second half of 1999. Beyond that, the Corporation intends to rely on cash from this offering and, if any, cash generated from operations, licensing revenues and collaborative agreements, which will be highly dependent on the Corporation's successful development and commercialization of its clinical products. There can be no assurance that these products will be successfully developed or commercialized or that the underlying assumed levels of expenses will prove to be accurate. Further there can be no assurance that this offering will be successful.

CAPITAL REQUIREMENTS

         Based on its current operating plan, the Corporation estimates that its net expenditures for 1999 will significantly exceed that of 1998. The Corporation's future capital requirements, however, will depend on many factors, including continued scientific progress in its product discovery and development program, progress in its pre-clinical and clinical evaluation of product candidates, time and expense associated with filing, prosecuting and enforcing its patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, the Corporation will consider contract fees, collaborative research and development arrangements, and additional public or private financing (including the issuance of additional equity securities) to fund all or a part of particular programs. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available, the Corporation may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Corporation to relinquish rights to certain of its technologies or products. There can be no assurance that this offering will be successful. Further, there can be no assurance that the Corporation will be able to raise additional capital if its capital resources are exhausted. The ability of the Corporation to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing if needed or that any such additional financing will be available on terms satisfactory to the Corporation.

KEY PERSONNEL

         The Corporation is highly dependent on its senior officers, scientific personnel, consultants and management staff, the loss of whose services might significantly delay or prevent the Corporation's achievement of its scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to the Corporation's success. There can be no assurance that the Corporation will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on the Corporation's business, financial condition and results of operations.

REGULATORY ENVIRONMENT; NO ASSURANCE OF PRODUCT APPROVAL

         The FDA, HPB, EMEA and comparable agencies in foreign countries impose substantial requirements on biotechnology and pharmaceutical companies prior to the introduction of therapeutic products. These requirements include lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures, together which involve the expenditure of substantial resources. Satisfaction of these requirements typically takes a number of years and varies substantially based on the type, complexity and novelty of the pharmaceutical product.

         Any future FDA, HPB, EMEA or other governmental approval of products developed by the Corporation may entail limitations on the indicated uses for which such product may be marketed. Approved products may be subject to additional testing and surveillance programs as required by regulatory agencies. In addition, product approvals may be withdrawn or limited for noncompliance with regulatory standards or the occurrence of unforeseen problems following initial marketing.

         The effect of governmental regulation may be to delay marketing the Corporation's products for a considerable period of time, to impose costly requirements on the Corporation's activities or to provide a competitive advantage to other companies that compete with the Corporation. Adverse clinical results could have a negative impact on the regulatory process and timing. A delay in obtaining or failure to obtain regulatory approvals could adversely affect the marketing of the Corporation's products and the Corporation's liquidity and capital resources. In addition, future legislation or administrative action may result in governmental regulations adverse to the Corporation. The extent of potentially adverse governmental regulation that might arise from future legislation or administrative action cannot be predicted.

         To date, the Corporation has submitted INDs to the HPB and FDA for OvaRex(TM) MAb and BrevaRex(TM) MAb products, but has not submitted such documentation for other products currently under development. There can be no assurance that the Corporation will obtain regulatory approval to commercialize OvaRex(TM) MAb and BrevaRex(TM) MAb, or that it will be in a position to file the regulatory applications for its future products.

COMPETITION

         Technological competition in the pharmaceutical industry is intense. There are many companies and institutions, both public and private, including pharmaceutical companies, chemical companies, specialized biotechnology companies and research, government or academic institutions, that are engaged in developing synthetic pharmaceuticals and biotechnological products for human therapeutic applications, including the applications targeted by the Corporation. The Corporation may have to compete with these competitors to develop products aimed at treating similar conditions. Many of these competitors have substantially greater resources than the Corporation. There can be no assurance that developments by others will not render the Corporation's products or technologies non-competitive or adversely affect the commitment of the Corporation's commercial collaborators to the Corporation's programs.

         The pharmaceutical industry is also characterized by extensive research efforts and rapid technological change. Competition can be expected to increase as technological advances are made and commercial applications for biopharmaceutical products increase. Competitors of the Corporation may use different technologies or approaches to develop products similar to products which the Corporation is seeking to develop, or may develop new or enhanced products for processes that may be more effective, less expensive, safer or more readily available before the Corporation obtains approval of its products. There can be no assurance that the Corporation's products will compete successfully or that research and development will not render the Corporation's products obsolete or uneconomical.

PROPRIETARY RIGHTS AND PATENT PROTECTION

         Due to the length of time and expense associated with bringing new products through development and the governmental approval process to the marketplace, the pharmaceutical industry has traditionally placed considerable importance on obtaining and maintaining patent and trade secret protection for significant new technologies, products and processes.

         The patent protection afforded to biotechnology and pharmaceutical firms is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy involving the breadth of claims allowed in such cases, or the degree of protection afforded under patents. These issues are further complicated in this field by the abundance of publications and/or prior art, including publications by the Corporation. Thus, while the Corporation believes that its proprietary information is protected to the fullest extent practicable, there can be no assurance that (i) any patents will be issued to the Corporation in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Corporation's patent protection or that such challenges will not be successful, (iii) processes or products of the Corporation do not or will not infringe upon the patents of third parties, or (iv) the scope of patents that may be issued to the Corporation will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Corporation's efforts to develop, manufacture or market its products. The cost of litigation to uphold the validity and prevent infringement of any patents issued to the Corporation may be significant. See "-Biomira Litigation" and "Legal Proceedings".

         The products developed by the Corporation also incorporate technology and processes that will not be protected by any patent and are capable of being duplicated or improved upon by competitors. Accordingly, the Corporation may be vulnerable to competitors, which develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Corporation. In addition, the Corporation may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to the Corporation. If the Corporation does not obtain such licenses, it could encounter delays in introducing one or more of its products to the market while it attempts to design around such patents, or could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

         There can be no assurance that the Corporation's patent applications will mature into issued patents, or will afford legal protection against competitors, or will provide significant proprietary protection or competitive advantage. In addition, there can be no assurance that the Corporation's patents will not be held invalid or unenforceable by a court, infringed or circumvented by others or that others will not obtain patents that the Corporation would need to license or circumvent. Competitors or potential competitors may have filed patent applications or received patents, and may obtain additional patents and proprietary rights relating to the products or processes competitive with those of the Corporation.

MANUFACTURING AND MARKETING

         The Corporation has limited experience in manufacturing pharmaceuticals. The Corporation intends to rely primarily on contract manufacturers to produce antibodies, adjuvants and other components of its products for research and development, preclinical and clinical trial purposes. The Corporation's products have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. There can be no assurance that third party manufacturers will be able to meet the Corporation's needs with respect to timing, quantity or quality. If the Corporation is unable to contract for a sufficient supply of required products and substances on acceptable terms, or if it should encounter delays or difficulties in its relationships with manufacturers, the Corporation's preclinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on the Corporation's business, financial condition and results of operations. Moreover, contract manufacturers that the Corporation may use must continually adhere to current Good Manufacturing Practices regulations enforced by the FDA through its facilities inspection program. If the facilities of such manufacturers cannot pass a pre-approval plant inspection, the FDA premarket approval of the Corporation's products will not be granted.

         The Corporation currently has no sales, marketing or distribution experience. The Corporation intends to rely on its current and future strategic partners, to market its products; however, there can be no assurance that such corporate partners have effective sales forces and distribution systems. If the Corporation is unable to maintain or establish such relationships and is required to market any of its products directly, the Corporation will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities. There can be no assurance that the Corporation will be able to maintain or establish such relationships with third parties or develop in-house sales and distribution capabilities. To the extent that the Corporation depends on its strategic partners or third parties for marketing and distribution, any revenues received by the Corporation will depend upon the efforts of such strategic partners or third parties, and there can be no assurance that such efforts will be successful.

         There can be no assurance that any products successfully developed by the Corporation, if approved for marketing, will ever achieve market acceptance. The Corporation's products, if successfully developed, will compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as new products currently under development by such companies and others. The degree of market acceptance of any products developed by the Corporation will depend on the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third-party payors. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by the Corporation, and the lack of such market acceptance would have a material adverse effect on the Corporation's business, financial condition and results of operations.

PRODUCT LIABILITY AND INSURANCE

         The testing, marketing, sale and use of products under development by the Corporation may entail risk of product liability. Such risk exists in human clinical trials and even with respect to those products that receive regulatory approval for commercial sale. There can be no assurance that the Corporation can avoid significant product liability exposure. The Corporation currently has in place product liability insurance for its biopharmaceutical products and expects that as it expands, it will require additional insurance. There can be no assurance that it will be able to obtain appropriate levels of product liability insurance prior to any sale of its biopharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by the Corporation. The obligation to pay any product liability claim or recall a product could have a material adverse effect on the business, financial condition and future prospects of the Corporation.

UNSTABLE SHARE PRICE

         Market prices for securities of biotechnology companies generally, and of common shares in particular, are volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights by the Corporation or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of Common Shares by the Corporation or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares of the Corporation.

NO ASSURANCE OF SUCCESSFUL DEVELOPMENT

         Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The Corporation's realization of its long-term potential will be dependent upon the successful development and commercialization of products currently under development. There can be no assurance that these products will be delivered successfully or receive regulatory approval. The new products of the Corporation are currently in the research and development stages, the riskiest stages for a company in the biotechnology industry. There can be no assurance that the research and development programs conducted by the Corporation will result in commercially viable products. To achieve profitable operations the Corporation, alone or with others, must successfully develop, introduce and market its products. To obtain regulatory approvals for the products being developed and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause the Corporation to abandon its commitment to that program. No assurances can be provided that any future animal or human test, if undertaken, will yield favourable results.

                       INTERESTS OF MANAGEMENT AND OTHERS
                            IN MATERIAL TRANSACTIONS

         The only transactions in which the directors or officers of AltaRex or any of the principal shareholders of AltaRex mentioned under "Principal Shareholders", or any associate or affiliate of any of the foregoing persons or companies has had, since March 16, 1996, a material interest, direct or indirect, which has materially affected or will materially affect AltaRex or any of its subsidiaries are as follows:

a) On July 17, 1996 the Corporation acquired all of the issued and outstanding shares of AltaRex Inc. for a purchase price satisfied by the issuance by the Corporation of 7,525,000 Common Shares (the "AltaRex Acquisition"). As a result, the former shareholders of AltaRex Inc. became the controlling shareholders of the Corporation and AltaRex Inc. became a wholly owned subsidiary of the Corporation. Each of the officers and directors of the Corporation at that time, including Dr. Noujaim and Mr. McMahan directly or indirectly owned shares of AltaRex Inc. prior to the AltaRex Acquisition and therefore received Common Shares of the Corporation pursuant to the AltaRex Acquisition. The numbers of Common Shares of the Corporation referred to in this paragraph have been adjusted to reflect a consolidation of the Common Shares of the Corporation which was effected in November of 1996.

2. AltaRex Inc. entered into loan agreements with several individuals between January 1, 1996 and July 17, 1996 pursuant to which it borrowed $1,100,000 (the "Bridge Financing"). Dr. Antoine A. Noujaim and 668355 Alberta Ltd. loaned $100,000 and $400,000 respectively to AltaRex Inc. pursuant to the bridge financing. The loans from Dr. Noujaim and 668355 Alberta Ltd. were unsecured loans bearing interest at 12% per annum. The bridge financing was repaid in full by AltaRex Inc. on July 30, 1996. William R. McMahan, a director of the Corporation, is a director of 668355 Alberta Ltd. and a trust established for the benefit of his family is a major shareholder of 668355 Alberta Ltd.


                               MATERIAL CONTRACTS

         Except for contracts entered into the normal course of its business, the only material contract entered into by AltaRex during the past two years prior to the date hereof is the Agency Agreement between the Agents and AltaRex referred to in "Plan of Distribution". Copies of such agreement may be consulted at AltaRex's offices at Campus Tower, Suite 300, 8625 - 112 Street, Edmonton, Alberta T6G 1K8 or at 303 Wyman Street, Suite 125, Waltham, Massachusetts 02154 during normal business hours.


                                 ESCROWED SHARES

         As at the date of this prospectus, a total of 2,649,552 Common Shares are held in escrow pursuant to two separate escrow agreements.

         Pursuant to an escrow agreement dated November 24, 1993 among Montreal Trust, the Corporation and certain initial shareholders of the Corporation (the "Initial Escrow Agreement"), such initial shareholders deposited certain Common Shares with Montreal Trust, to be held in escrow pursuant to the terms and conditions if the Initial Escrow Agreement. The Initial Escrow Agreement provides that the Common Shares held thereunder may not be traded, released, transferred or dealt with in any manner without the consent of the Executive Director of the Alberta Securities Commission (the "ASC Director"). Two thirds of such Common Shares have been released and the remaining 214,779 Common Shares may be released on July 17, 1999 upon consent of the ASC Director.

         As a condition of a share purchase agreement between two predecessor corporations (which subsequently amalgamated to form AltaRex) and all of the then shareholders of the Corporation, certain shareholders of the Corporation also entered into an escrow agreement dated July 16, 1996 with the Corporation and Montreal Trust (the "Voluntary Escrow Agreement"), pursuant to which such shareholders agreed to deposit certain Common Shares in escrow with Montreal Trust. The Voluntary Escrow Agreement provides that the Common Shares deposited thereunder may not be traded, released, transferred or dealt with in any manner. The Voluntary Escrow Agreement allows for the remaining shares held thereunder to be released from escrow on a basis pro rata to each shareholder of one common share for each $1.20 of gross research and development costs incurred by the Corporation, up to a maximum of 2,396,667 Common Shares in any one year. A total of 2,434,773 Common Shares remain subject to the Voluntary Escrow Agreement.


                                  LEGAL MATTERS

         Certain legal matters relating to this offering will be reviewed by McCarthy Tetrault on behalf of AltaRex and by Fogler, Rubinoff on behalf of the Agents.


                                LEGAL PROCEEDINGS

THE BIOMIRA CLAIM

         On February 26, 1999, Biomira commenced legal action (the "Biomira Claim") in the Province of Alberta against the Corporation and the founder of AltaRex and certain other individuals affiliated with AltaRex (the "Individual Defendants"), claiming ownership of an invention (the "Invention") disclosed in an international patent application entitled "Method and Composition for Reconforming Multi-Epitopic Antigens to Initiate an Immune Response" (the "Multi-Epitopic Patent Application") and filed by AltaRex relating to certain aspects of AltaRex's core technology, products, processes and their production. In the action, Biomira is seeking, among other things, a court order declaring that it is the sole owner of the invention and related intellectual property rights therein, including the Multi-Epitopic Patent Application, an injunction prohibiting AltaRex from using the invention, and damages in the amount of $200,000,000. The Biomira Claim alleges that the Individual Defendants owed fiduciary duties and/or duties of confidence to Biomira arising out of such individuals' affiliation with Biomira prior to the formation of AltaRex and that the Individual Defendants have breached those duties by causing the Multi-Epitopic Patent Application to be filed for AltaRex's benefit. In addition, the Biomira Claim alleges that the Corporation intentionally or negligently induced the Individual Defendants to breach such alleged duties. On March 16, 1999, the Corporation demanded further particulars from Biomira with respect to the allegations made in its legal action against the Corporation on the basis that such action fails to disclose sufficient information with respect to claims made by Biomira in its action so as to enable the Corporation to properly defend the action. On April 7, 1999, Biomira responded to the Corporation's request by refusing to provide further particulars with respect to its claims. On April 15, 1999, the Court of Queen's Bench of Alberta refused to grant a motion by the Corporation to require Biomira to provide such further particulars.

         On April 21, 1999, the Corporation filed its statement of defence to the Biomira Claim. In its statement of defence, the Corporation denies all of the allegations contained in the Biomira Claim. In particular, the Corporation maintains that (i) the Invention was entirely conceived, fashioned and developed by the Individual Defendants, who are fully and properly disclosed as the "inventors" of the Multi-Epitopic Patent Application, (ii) the Invention was arrived at by the Individual Defendants in all material respects while in the employ of and under obligation to AltaRex and not in any material respect in the course of work by any of them for Biomira or an affiliate thereof, (iii) it was at all material times agreed and understood by Biomira that, pursuant to certain previously agreed principles, the Biomira License Agreement and the license granted thereunder, the Individual Defendants and AltaRex were authorized, enabled and licensed from and after the commencement of operations of AltaRex on December 1, 1995 to proceed and continue with research, development and product creation for the sole benefit of the Corporation and not for that of Biomira, and (iv) neither AltaRex nor any of the Individual Defendants acted in breach of any obligations to or entitlements of Biomira. Alternatively, the Corporation maintains that if Biomira has any claim whatsoever to the Multi-Epitopic Patent Application, the Biomira License Agreement grants to the Corporation an exclusive, world-wide license to the Invention and all related rights and entitlements and, accordingly, Biomira is precluded from asserting the purported entitlements alleged in the Biomira Claim.

         Although there can be no assurance that Biomira will not be successful in the Biomira Claim and neither Biomira nor the Corporation has had an opportunity to request production of documents or to discover the other party, management of the Corporation believes that the Biomira claim is without merit. The Corporation intends to vigorously defend the Biomira Claim. See "Risk Factors - Biomira Litigation".

         If Biomira is successful in its action against the Corporation, the ability of the Corporation to develop and commercialize its existing products and future products based upon the invention described in the patent application referred to above, including, in particular, its OvaRex(TM( MAb lead product, may be materially and adversely affected and could be fully lost. In any event, this litigation will, if it proceeds to trial, require the court to consider complicated scientific evidentiary matters (such as the point at which significant discoveries were made) and questions as to the contractual interpretation of the Biomira License Agreement. It is not possible to predict the court's position or disposition in these and other matters. In addition, even if successful at trial, this litigation will result in significant expense to the Corporation.

THE ALTAREX CLAIM

         On March 16, 1999, the Corporation commenced legal action (the "AltaRex Claim") in the Province of Alberta against Biomira seeking a declaration of the court that, among other things, (i) Biomira is in breach of the Biomira License Agreement and the Asset Purchase Agreement, (ii) the Corporation has the exclusive worldwide right and license to use the B43 Technology to develop, commercialize, manufacture, use and sell products based upon such technology (including OvaRex(TM) MAb), (iii) the Corporation has the exclusive right under the Biomira License Agreement to develop, commercialize, use and sell all AIT(R) Technology applications, (iv) as a result of its breaches of the Biomira License Agreement, Biomira is not entitled to any rights under the Biomira License Agreement, and (v) the terms of the Biomira License Agreement prohibit Biomira from bringing the Biomira Claim. In addition, the Corporation is seeking an injunction prohibiting Biomira from pursuing its legal action against the Corporation and damages in an amount to be proven at trial.

         On March 31, 1999, Biomira filed a statement of defence in respect of the AltaRex Claim. In its statement of defence, Biomira denies the allegations contained in the AltaRex Claim. In particular, Biomira maintains that (i) there were not any agreed principles between Biomira and AltaRex and their respective representatives in addition to those set forth in the Biomira License Agreement and the Asset Purchase Agreement, (ii) Biomira has not breached the Biomira License Agreement, and
(iii) the Biomira License Agreement does not grant to AltaRex the exclusive right to develop, commercialize, use and sell all AIT(R) Technology applications.

         Neither Biomira nor the Corporation has had an opportunity to request production of documents or to discover the other party in connection with the AltaRex Claim.

OTHER

         Except for non-material legal proceedings against it in the normal course of its operations, the Corporation is not aware of any other material existing or pending legal proceedings against it.


                     AUDITORS, TRANSFER AGENT AND REGISTRAR

         The auditors of AltaRex are Ernst & Young LLP, Chartered Accountants, located at Suite 1800, Scotia 2, Scotia Place 10060 Jasper Avenue, Edmonton, Alberta T5J 3R8.

         The transfer agent and registrar for the Common Shares is Montreal Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario.


                                    PROMOTERS

         Dr. Antoine A. Noujaim and William R. McMahan may each be considered promoters under applicable securities laws by virtue of their role in founding and organizing the business of the Corporation in 1996. Each of Messrs. Noujaim and McMahan is a director and/or officer of the Corporation and as such receives a fee for services provided to the Corporation in such capacity. See "Executive Compensation - Compensation of Directors".


                          PURCHASERS' STATUTORY RIGHTS

         Securities legislation in certain provinces provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus or any amendment thereto. In several of the provinces, applicable securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus or any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal advisor.

                      CONSOLIDATED FINANCIAL STATEMENTS OF

                                  ALTAREX CORP.

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
              AND THE PERIOD DECEMBER 1, 1995 TO DECEMBER 31, 1998

                                AUDITORS' REPORT



To the Directors of
ALTAREX CORP.

We have audited the consolidated balance sheets of ALTAREX CORP. as at December 31, 1998 and 1997 and the consolidated statements of loss and accumulated deficit, and the consolidated statements of cash flows for the years ended December 31, 1998, 1997, 1996 and the period December 1, 1995 to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years ended December 31, 1998, 1997, 1996 and the period December 1, 1995 to December 31, 1998 in accordance with accounting principles generally accepted in Canada.



Edmonton, Canada                                               Ernst & Young LLP
February 12, 1999                                          Chartered Accountants
(except as to note 11 which is
as of April 27, 1999)

ALTAREX CORP.


                           CONSOLIDATED BALANCE SHEETS

As at December 31

                                                                              1998                 1997
(In Canadian dollars)                                                          $                   $
----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and short-term investments                                             12,823,420          25,002,106
Accounts receivable                                                             78,616             192,299
Investment tax credit receivable                                                     -             247,734
Prepaid expenses                                                               174,293              89,096
----------------------------------------------------------------------------------------------------------
                                                                            13,076,329          25,531,235
DEPOSITS AND OTHER ASSETS [note 2]                                             322,840             185,741
NOTES RECEIVABLE FROM EMPLOYEES [note 3]                                       106,186                   -
CAPITAL ASSETS [note 4]                                                      1,654,419           1,582,768
----------------------------------------------------------------------------------------------------------
                                                                            15,159,774          27,299,744
==========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                     2,079,168           1,035,299
----------------------------------------------------------------------------------------------------------
                                                                             2,079,168           1,035,299
DEFERRED LEASE CREDIT                                                          433,766             555,676
----------------------------------------------------------------------------------------------------------
                                                                             2,512,934           1,590,975
----------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES [notes 7, 10 and 11]

SHAREHOLDERS' EQUITY
Share capital [notes 5 and 11]                                              32,838,364          32,784,364
Accumulated deficit during the development stage                           (20,191,524)         (7,075,595)
----------------------------------------------------------------------------------------------------------
                                                                            12,646,840          25,708,769
----------------------------------------------------------------------------------------------------------
                                                                            15,159,774          27,299,744
==========================================================================================================


See accompanying notes

On behalf of the Board:


                                 "Antoine A. Noujaim"        "Richard E. Bagley"
                                 Director                    Director

ALTAREX CORP.


                       CONSOLIDATED STATEMENTS OF LOSS AND
                               ACCUMULATED DEFICIT

                                                                         YEARS ENDED                         DEC. 1, 1995
                                                                          DECEMBER 31,                        - DEC. 31,
                                                    ---------------------------------------------------
                                                              1998             1997              1996            1998
(In Canadian dollars)                                           $                $                $                $
-------------------------------------------------------------------------------------- ---------------------------------
REVENUES
Research contracts [note 7]                                    50,000          680,000           15,000          745,000
Sale of research materials                                          -           39,760            8,589           71,869
Interest income                                               963,742          900,076           64,668        1,928,486
-------------------------------------------------------------------------------------- ---------------------------------
                                                            1,013,742        1,619,836           88,257        2,745,355
-------------------------------------------------------------------------------------- ---------------------------------

EXPENSES
Research and development [note 7]                           9,433,681        4,733,918        1,720,031       16,095,431
General and administrative                                  4,695,990        1,563,555          540,285        6,841,448
-------------------------------------------------------------------------------------- ---------------------------------
                                                           14,129,671        6,297,473        2,260,316       22,936,879
-------------------------------------------------------------------------------------- ---------------------------------

NET LOSS FOR THE YEAR                                     (13,115,929)      (4,677,637)      (2,172,059)     (20,191,524)
Accumulated deficit, beginning of year                     (7,075,595)      (2,397,958)        (225,899)
-------------------------------------------------------------------------------------- ---------------------------------
Accumulated deficit, end of year                          (20,191,524)      (7,075,595)      (2,397,958)     (20,191,524)
====================================================================================== =================================

Net loss per common share                                      ($0.79)          ($0.29)          ($0.24)
-------------------------------------------------------------------------------------- ----------------

 Weighted-average number of common shares                  16,503,764       15,894,880        9,067,374
====================================================================================== ================



See accompanying notes

ALTAREX CORP.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           YEARS ENDED                   DEC. 1, 1995
                                                                          DECEMBER 31,                     - DEC. 31,
                                                          ---------------------------------------------
                                                                1998           1997          1996            1998
(In Canadian dollars)                                            $              $              $               $
------------------------------------------------------------------------------------------------------------------------

CASH USED IN OPERATING ACTIVITIES
Net loss                                                       (13,115,929)   (4,677,637)    (2,172,059)     (20,191,524)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation and amortization                                    548,687       366,268        127,816        1,052,488
  Amortization of deferred lease credit                           (168,551)      (64,324)             -         (232,875)
  Interest expense satisfied through
  issuance of common shares                                              -             -         12,066           12,066
Net changes in non-cash working capital
  balances                                                       1,301,468       374,431       (163,546)       1,621,897
------------------------------------------------------------------------------------------------------------------------
                                                               (11,434,325)   (4,001,262)    (2,195,723)     (17,737,948)
------------------------------------------------------------------------------------------------------------------------

CASH USED IN INVESTING ACTIVITIES
Purchase of capital assets                                        (620,339)   (1,473,826)       (45,473)      (2,706,908)
Acquisition of AltaRex Corp.                                             -             -        (30,250)         (30,250)
------------------------------------------------------------------------------------------------------------------------
                                                                  (620,339)   (1,473,826)       (75,723)      (2,737,158)
------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issue of common shares, net [note 6]                                54,000     2,860,273     25,391,601       29,305,874
Issue of Private Placement Units, net [note 6]                           -             -      2,340,674        2,340,674
Issues of Special Warrants, net [note 6]                                 -             -      1,210,000        1,210,000
Share subscription receivable                                            -             -        293,963                -
Deferred lease credit                                               46,641       620,000              -          666,641
Deferred finance costs                                            (118,477)            -              -         (118,477)
Employee relocation loans                                         (106,186)            -              -         (106,186)
Net changes in non-cash financing balances                                      (219,028)       219,028
------------------------------------------------------------------------------------------------------------------------
                                                                  (124,022)    3,261,245     29,455,266       33,298,526
------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
  SHORT-TERM INVESTMENTS                                       (12,178,686)   (2,213,843)    27,183,820       12,823,420
Cash and short-term investments, beginning of
 year                                                           25,002,106    27,215,949         32,129                -
------------------------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS,
END OF YEAR                                                     12,823,420    25,002,106     27,215,949       12,823,420
========================================================================================================================

See accompanying notes

ALTAREX CORP.

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)



1.       BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

The Company, amalgamated under the Business Corporations Act (Alberta), is a biotechnology company that is engaged in the research and development of biopharmaceutical products for the therapy of cancer. The Company is in its development stage.

The Company's ability to complete its research and development program and commercialize its technology is dependent on the Company continuing to arrange the necessary financing and the receipt of regulatory approvals to use its products in the therapy of cancer.

ACQUISITION OF ALTAREX INC.

Effective July 17, 1996, AltaRex Corp. (formerly known as Allrich Energy Group Inc.) acquired 100% of the issued and outstanding common shares of AltaRex Inc. by issuing a total of 7,525,000 of AltaRex Corp.'s common shares. At the date of acquisition, AltaRex Corp. was a non-operating company with net monetary liabilities totalling $30,250, which amount approximated their net fair value. AltaRex Inc. was incorporated on October 31, 1995 and commenced active operations on December 1, 1995. By this transaction, sufficient common shares of AltaRex Corp. were issued so that a controlling interest (approximately 74%) of the corporate group passed to the former shareholders of AltaRex Inc. Accordingly, for accounting purposes, AltaRex Inc. was treated as the purchaser, and the acquisition was accounted for as a reverse take-over. The legal parent company, AltaRex Corp., is deemed to be a continuation of AltaRex Inc., and accordingly, these financial statements are a continuation of the financial statements of AltaRex Inc., the legal subsidiary, and not the legal parent. In these financial statements, the 1996 comparative figures presented are those of AltaRex Inc. In making the acquisition, AltaRex Inc. acquired net liabilities of approximately $30,250 which amount has been charged to share issue costs. The acquisition has been accounted for using the purchase method with the cost of the purchase being a nominal $1.

AMALGAMATION OF ALTAREX CORP. AND ALTAREX INC.

Effective May 31, 1997, AltaRex Corp. amalgamated with its wholly-owned subsidiary, AltaRex Inc., to continue operations as AltaRex Corp. For accounting purposes, the amalgamation has been accounted for based on the carrying amounts of the assets and liabilities of AltaRex Corp. and AltaRex Inc. prior to the amalgamation.

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which do not differ materially from those established in the United States, except as disclosed in
Note 8. The preparation of financial statements in conformity with such principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

CONSOLIDATION OF SUBSIDIARIES

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AltaRex US, Corp.

REVENUE RECOGNITION

Research material sales are recognized as materials are delivered.

Revenue from research contracts, which includes government funding of research projects, is recognized as the services are performed based on costs incurred or, for those contracts that provide for milestone payments, as milestones are achieved. Amounts received under refundable research contracts are recorded as revenue when repayment is conditional on the commercial success of the research effort. Amounts received in advance of services to be performed are recorded as unearned revenue.

CASH AND SHORT-TERM INVESTMENTS

The Company invests its surplus cash in highly liquid government and commercial instruments with maturities not exceeding one year. The carrying cost of short-term investments approximates their fair value. The short-term investments held at December 31, 1998 have maturity periods averaging 2.5 months (1997 - 5 months) and average interest rates approximating 5.1% (1997 - 3.9%).

ALTAREX CORP.

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)



2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEPOSITS AND OTHER ASSETS

Deposits and down payments on service contracts are deferred and expensed as services are provided under the terms of the contract.

Included in deposits and other assets are amounts paid on deposit to an underwriter in anticipation of a financing transaction and have been deferred pending completion of a transaction. In the event of successful completion of the financing these costs will be charged to capital. In the event the financing is unsuccessful these costs will be expensed.

CAPITAL ASSETS

Capital assets are stated at cost net of investment tax credits, accumulated amortization and depreciation. Depreciation and amortization is provided at rates which are designed to allocate the cost of the assets, on a straight-line basis, over their estimated useful lives as follows:

          Scientific equipment                        5 years
          Computer software and equipment             3 years
          Office equipment                            5 years
          Leasehold improvements                      3-5 years, term of lease

DEFERRED LEASE CREDIT

The deferred lease credit relates to leasehold improvements provided to the Company by the landlord for its leased office and research facilities. The deferred lease credit is being amortized over the term of the lease agreements which is three to five years (see note 7).

RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the rate of exchange at the period end; transactions during the period are translated at the rate of exchange in

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)



effect at the date of the transaction. Gains and losses arising from these translation adjustments are included in income.

INVESTMENT TAX CREDITS

The Company is permitted to offset federal income taxes payable with unapplied investment tax credits which are based on the cost of carrying on qualifying research and development activities and the cost of qualifying new equipment (see note 6).

Refundable investment tax credits received by the Company relating to the acquisition of assets are deducted from the cost of the related asset. Refundable investment tax credits received by the Company relating to current expenses are included in the determination of net income as a reduction of research and development costs.

INCOME TAXES

Income taxes have been provided on a deferred tax allocation basis whereby the provision for income taxes is determined on the basis of income and expenses included on the statement of income rather than the related amounts reported in the income tax returns of the Company. Deferred income taxes relate primarily to differences between the amount of depreciation and amortization recorded for accounting purposes and capital cost allowance claimed for income tax purposes.

LOSS PER SHARE

In accordance with generally accepted accounting principles in Canada applicable to reverse takeovers, the loss per share figures are calculated on the following basis:

         - The number of shares outstanding from the beginning of the fiscal period to the date of the reverse take-over on July 17, 1996 are deemed to be the number of shares issued by AltaRex Corp. to AltaRex Inc.

         - The number of shares outstanding from the date of the reverse take-over to the end of each of the fiscal periods are deemed to be the actual number of shares of AltaRex Corp. outstanding in each period.

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The loss per share figure is calculated on the weighted-average number of shares outstanding based on the numbers determined above, including shares held in escrow.

3.       NOTES RECEIVABLE

The note receivable balance is comprised of employee relocation loans. The notes are unsecured, non-interest bearing (except on default of repayment), denominated in U.S. dollars and have maturity dates ranging from May 2000 to June 2003.

4.       CAPITAL ASSETS

                                                                 1998                                1997
                                                       --------------------------------------------------------------
                                                                      ACCUMULATED                        ACCUMULATED
                                                       COST          AMORTIZATION          COST          AMORTIZATION
                                                        $                  $                $                 $
------------------------------------------------ ---------------- ------------------- --------------  ------------------
Scientific equipment                                    1,187,996             543,893        954,565             306,144
Computer software and equipment                           301,968             150,688        174,658              74,763
Office equipment                                          416,559             117,151        244,346              50,820
Leasehold improvements                                    781,041             221,413        713,000              72,074
------------------------------------------------ ---------------- ------------------- --------------  ------------------
                                                        2,687,564           1,033,145      2,086,569             503,801
------------------------------------------------ ---------------- ------------------- --------------  ------------------
Net Book value                                                1,654,419                           1,582,768
------------------------------------------------ ---------------- ------------------- --------------  ------------------

5.       SHARE CAPITAL

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)



5.       SHARE CAPITAL (CONTINUED)

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


5.       SHARE CAPITAL (CONTINUED)

ISSUED AND OUTSTANDING COMMON SHARES

Summarized below is the issued and outstanding common shares of AltaRex Corp.:

                                                                                                               SHARE
                                                                                     NUMBER OF                CAPITAL
                                                                                       SHARES                     $
----------------------------------------------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 1, 1995                                                        1,169,330
  Issue of shares                                                                        25,000
  Initial capitalization of Company                                                                          1,000,000
----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                                          1,194,330              1,000,000
  Private placement of shares of AltaRex Inc                                                                   175,200
  Issue of shares of AltaRex Inc. in settlement of interest                                                     12,066
  Shares issued in private placement of unit sales                                    1,497,500              2,310,424
  Shares issued to acquire AltaRex Inc.                                               7,525,000                      1
  Issue of shares for cash from exercise of Special Warrants                            797,500              1,210,000
  Shares issued for cash in public offering                                           4,100,000             25,036,466
  Issue of shares resulting from exercise of stock options                              116,933                 76,014
  Issue of shares resulting from exercise of Warrants                                    43,300                103,920
----------------------------------------------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 1996                                                      15,274,563             29,924,091
  Issue of shares resulting from exercise of stock options, net                          95,000                170,931
  Issue of shares resulting from exercise of Warrants                                 1,113,050              2,689,342
----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                                         16,482,613             32,784,364
  Issues of shares resulting from exercise of stock options                              30,000                 54,000
----------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                                                         16,512,613             32,838,364
======================================================================================================================


Effective November 28, 1996, the shareholders approved a consolidation of the Company's common shares, on the basis of one new common share for every four existing common shares. These financial statements reflect the share consolidation for all periods presented.

On July 17, 1996, the Company issued 1,497,500 common shares on the exercise of Private Placement Units ("Units"). The Units were issued for gross proceeds of $2,695,500 inclusive of Units issued for $175,000 in commission charges. The Units consisted of 1,497,500 common shares and common share purchase warrants ("Warrants") that were exercisable into 1,497,500 common shares.

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


5.       SHARE CAPITAL (CONTINUED)

Also on July 17, 1996 Special Warrants were issued for gross proceeds of $1,435,500 inclusive of Special Warrants issued for $130,500 in commission charges. The Special Warrants consisted of 797,500 common shares and Warrants that were exercisable into 797,500 common shares. On November 18, 1996 a total of 797,500 common shares were issued on the exercise of Special Warrants.

As additional consideration for the services rendered by the underwriter related to the Special Warrant issuance, a compensation option was granted. The compensation option consisted of optioned units that if exercised would have resulted in the issuance of 72,500 common shares and warrants that would have been exercisable into 72,500 common shares.

On July 17, 1998 the right to exercise the outstanding Warrants and compensation option related to the issuance of Units and Special Warrants expired.

On December 20, 1996, the Company issued 4,100,000 common shares in a public offering for net proceeds of $25,036,466, after related issue expenses of $2,638,534.

As at December 31, 1998, a total of 2,649,552 (December 31, 1997 - 5,260,994)
common shares of the Company are being held in escrow for regulatory purposes and released on the following basis:

- An amount of 2,434,773 (December 31, 1997 - 4,831,440) common shares will be released from escrow on a basis pro rata to each shareholder, of one common share for each $1.20 of gross research and development costs incurred by the Company to a maximum in any one year of 2,396,667 common shares. A total of 2,396,667 common shares were released in 1998.

- An additional 214,779 (December 31, 1997 - 429,554) common shares will be released from escrow on a basis pro rata to each shareholder on July 17, 1999. A total of 214,775 common shares were released on July 15, 1998.

WARRANTS AND STOCK OPTION PLAN (see note 11)

In 1998, the Company amended its stock option plan for directors, officers, employees and consultants. Pursuant to the amended plan, a total of 2,480,000 (December 31, 1997 - 1,544,206) common shares of the Company are reserved for issue of stock options, of which 209,251 (December 31, 1997 - 565,373) are available for grant at December 31, 1998. At December 31, 1998, there were 2,114,083 (December 31, 1997 - 683,833) stock options outstanding for directors, officers and employees and 156,666 (December 31, 1997 - 295,000) options for consultants.

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)



5.       SHARE CAPITAL (CONTINUED)

The following schedule details the warrants and stock options granted, exercised, expired and cancelled since December 1, 1995.

                                                                       SHARES ISSUABLE ON
                                                                            EXERCISE OF
                                                                                                       EXERCISE PRICE
                                                                    STOCK             WARRANTS           PER SHARE
                                                                   OPTIONS                                   $
-----------------------------------------------------------  ------------------- ------------------ --------------------
BALANCE AT DECEMBER 1 AND                                                    Nil                Nil
DECEMBER 31, 1995
         Granted                                                         858,500          2,440,000          1.80 - 3.00
         Exercised                                                                         (43,300)          2.40 - 3.00
-----------------------------------------------------------  ------------------- ------------------ --------------------
BALANCE AT DECEMBER 31, 1996                                             858,500          2,396,700
         Granted                                                         217,833             41,667         3.30 - 12.00
         Exercised                                                      (95,000)        (1,113,050)          1.80 - 3.00
         Cancelled                                                       (2,500)                                    3.68
-----------------------------------------------------------  ------------------- ------------------ --------------------
BALANCE AT DECEMBER 31, 1997                                             978,833          1,325,317
         Granted                                                       1,723,666                             0.53 - 3.00
         Exercised                                                      (30,000)                                    1.80
         Cancelled                                                     (401,750)                             1.15 - 5.90
         Expired                                                                        (1,283,650)          1.80 - 3.00
-----------------------------------------------------------  ------------------- ------------------ --------------------
BALANCE AT DECEMBER 31, 1998                                           2,270,749              41667
===========================================================  =================== ================== ====================

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


5.       SHARE CAPITAL (CONTINUED)

The following warrants and stock options to purchase common shares are outstanding at December 31, 1998.

                    SHARES ISSUABLE ON
                        EXERCISE OF
        STOCK OPTIONS                   WARRANTS                   EXERCISE PRICE
                                                                      PER SHARE                  YEAR OF EXPIRY
                                                                          $
----------------------------- ----------------------------- ----------------------------- ----------------------
26,666                                                                  0.72                          1999
                                         41,667                         12.00                         2000
522,250                                                                 1.80                          2001
139,500                                                              3.30 - 3.68                      2002
33,333                                                               5.90 - 6.00                      2002
400,000                                                              0.53 - 0.91                      2003
75,000                                                               1.15 - 1.40                      2003
1,074,000                                                            2.18 - 3.00                      2003
----------------------------- ----------------------------- ----------------------------- ----------------------
2,270,749                               41,667
============================= ============================= ============================= ======================

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


6.       INCOME TAX

The Company is eligible for scientific research and development investment tax credits which may be applied against federal taxes payable. The accumulated non-refundable investment tax credits as at December 31, 1998 approximate $1,923,000 (December 31, 1997 - $1,360,000).

As at December 31, 1998, the Company has scientific research and experimental development expenditures for tax purposes of approximately $8,146,000 (December 31, 1997 - $5,208,000) which may be carried forward indefinitely and utilized by reducing income for income tax purposes.

As at December 31, 1998, the Company has approximately $12,984,000 (December 31, 1997 - $2,900,000) of non-capital losses available to be applied to taxable income of future years. These losses expire between 2001 and 2005.

No recognition has been given in these financial statements to the potential tax benefits which may result from these carry forward amounts.

7.       COMMITMENTS AND CONTINGENCIES  (SEE NOTE 11)

The Company leases office and research facilities and is committed to annual minimum basic rent payments as follows:

                                                                     $
------------------------------------------------------------------------
                            1999                                  279,919
                            2000                                  279,919
                            2001                                  156,077
                            2002                                   52,454

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


7.       COMMITMENTS AND CONTINGENCIES (CONTINUED)

On December 1, 1995, in an arm's-length transaction, AltaRex Inc. acquired a fifteen year exclusive world-wide right and license from Biomira Inc. (the "Biomira License Agreement") to a certain antibody, its cell bank, related data, records and proprietary rights (the "Technology") which will be used for the therapy of cancer, for a non-refundable cash fee of $150,000 which, at the time of the acquisition, had a director who was also a director of the Company. This license fee has been charged to research and development expenses. In addition, certain equipment was purchased for cash of $514,000, an amount approximating its fair value. The Company also agreed to pay royalties associated with revenues from the Technology. The Technology agreement requires that the Company use its best efforts to commercialize the Technology and to commit to spending certain minimum amounts to develop the Technology. Should these obligations not be met, the Company's right under the Technology agreement ceases to be exclusive (see note 11).

The Company is party to a jointly-funded research contract with the Canada-Israel Industrial Research and Development Foundation. Total funding of $300,000 is available over a three year term commencing in 1997. During 1997, $100,000 was received and recorded as revenue. No amounts were received in 1998 and the Company is not currently conducting research pursuant to the contract. This funding is conditionally repayable, on commercial success, at a rate of 2.5% of gross sales of the resulting products.

The Company is party to an agreement with the Alberta Heritage Foundation for Medical Research to jointly fund clinical trials, with the Company controlling, through ownership or licensing, all of the technology. Total funding available of $500,000 was received and recorded as revenue in 1997. The Company is required to repay this funding and a royalty equivalent to the amount actually received, from the commercial success of the resulting products and technology, at a rate of the lesser of 5% of gross sales or $100,000 per annum. In addition, the Company granted Warrants in connection with this agreement which entitle the holder to obtain 41,667 common shares (see note 5).

The Company has contracted certain research projects to a third party consultant for a three year period ending March 2000. Fees will be paid to the consultant to a maximum of $300,000 per annum.

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


8.       RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN THE UNITED STATES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which conform in all material respects to those accounting principles in the United States (U.S.
GAAP), except as follows:

(a)      Cash and short-term investments
         For Canadian GAAP purposes with regard to the statement of cash flows, cash and cash equivalents include all short-term investments. For U.S. GAAP purposes only those short-term investments with original maturities of less than three months would be included in cash and cash equivalents. Short-term investments with maturities greater than three months amounted to $4,241,732 as at December 31, 1998 ($9,036,000 as at December 31, 1997).

         In addition, for Canadian GAAP purposes, the gross amount of non-cash items are included in the respective operating, investing, or financing activities as applicable. For U.S. GAAP purposes, non-cash items such as leasehold improvements financed by the deferred lease credit would be excluded from the statements of cash flows. Accordingly, for U.S. GAAP purposes for the year ended December 31, 1998 cash used in investing activities would decrease by $4,840,909 (1997 - increase by $8,416,000), cash provided in financing activities would decrease by $46,641 (1997 - $620,000) and cash and cash equivalents would decrease by $4,241,732 (1997 - $9,036,000).

(b)      Accounting for income taxes
         For U.S. GAAP purposes, the Company would be required to account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year. In addition, for U.S. GAAP purposes, a deferred tax asset, net of a valuation allowance, would be recorded to recognize the future benefit of loss carryforwards when the realization of the benefit is determined to be more likely than not. For Canadian GAAP purposes, the benefits of such losses may only be recorded in the period incurred if realization is virtually certain. At December 31, 1998, the Company has determined that the deferred tax asset net of a valuation allowance of $11,066,000 (December 31, 1997 - $5,005,000) would be nil (nil at December 31,
         1997).

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


8.       RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN THE UNITED STATES (CONTINUED)

(c)      Accounting for stock-based compensation
         For U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25. For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted, since the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted. This compensation expense would be amortized over the appropriate vesting periods. As at December 31, 1998, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $89,000 (December 31, 1997 - $181,000).

(d)      Reverse  take-over costs
         For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against shareholder's equity. For U.S. GAAP purposes, these costs totalling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(e)      Comprehensive income

         For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Financial Accounting Standard No. 130 ('SFAS 130'). SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income would equal net loss determined for U.S. GAAP purposes as set out in the following table.

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


8.       RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY
         ACCEPTED IN THE UNITED STATES (CONTINUED)

The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

                                                                       YEARS ENDED                       DEC. 1, 1995
                                                                       DECEMBER 31,                        - DEC. 31,
                                                   ----------------------------------------------------
                                                          1998             1997              1996            1998
                                                           $                 $                $                $
-------------------------------------------------------------------------------------- ---------------------------------
Net loss per Canadian GAAP                                 13,115,929        4,677,637        2,172,059       20,191,524

Adjustment for stock-based compensation                       130,000          163,000           75,000          368,000

Adjustments of reverse take-over costs                                                          495,000          495,000
-------------------------------------------------------------------------------------- ---------------------------------
Net loss per U.S. GAAP                                     13,245,929        4,840,637        2,742,059       21,054,524
====================================================================================== =================================

Basic and diluted net loss
per share, U.S. GAAP                                           (0.80)           (0.30)           (0.30)
====================================================================================== =================================

Weighted-average number of
common shares                                              16,503,764       15,894,880        9,067,374

Weighted-average number
of common shares and
dilutive share equivalents                                 16,503,764       15,894,880        9,067,374
====================================================================================== =================================



The following summarizes balance sheet items with material variations under U.S. GAAP

                                                                                           DECEMBER 31,      DECEMBER 31,
                                                                                                   1998             1997
                                                                                                      $                $
-------------------------------------------------------------------------------------- ---------------------------------
Share capital                                                                                33,701,364       33,517,364
Accumulated deficit                                                                          21,054,524        7,808,595

ALTAREX CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


9.       SEGMENTED DISCLOSURE

The Company has considered the reporting requirements of the Canadian Institute of Chartered Accountants on segment disclosures. The Company has determined that it manages its operations as one reportable segment of a biotechnology company engaged in the research and development of biopharmaceutical products for the therapy of cancer. All of the Company's revenues are generated in Canada. The Company's capital assets are located in Canada with the exception of $330,000 located in the United States.

10.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

11.      SUBSEQUENT EVENTS

(a)      Biomira Licence Agreement

Biomira Inc. has provided the Company with written notice alleging that the Company is in default of certain reporting obligations under the Biomira License Agreement and that Biomira Inc. will terminate the agreement on June 1, 1999 unless the alleged defaults are fully cured on or before that date. Biomira had previously given notice to the Company of the alleged default and that the agreement would terminate on April 15, 1999. The Company believes that it is currently in compliance with all of the terms of the Biomira License Agreement and intends to take such actions as may be necessary to prevent any attempt by Biomira Inc. to terminate the Biomira License Agreement or in any way limit the rights of the Company thereunder.

(b)      Biomira Claim

On February 26, 1999, Biomira Inc. commenced legal action against the Company, the founder of the Company and certain other individuals affiliated with the Company, claiming ownership of an invention disclosed in a patent application filed by the Company relating to certain aspects of the

ALTAREX CORP.

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)


Company's core technology, products, processes, and their production. In the action, Biomira is seeking, among other

11.      SUBSEQUENT EVENTS (CONTINUED)

things, a court order stating that it is the sole owner of the invention and related intellectual property rights therein, including the patent application, an injunction prohibiting the Company from using the invention and damages in the amount of $200,000,000. Although, there can be no assurance that Biomira will not be successful with its claim, the Company believes that the claim is without merit. The Company has filed a statement of defense denying the claim. Given the early stage of the Biomira Claim, it is not possible to estimate the potential costs and losses, if any, related to this matter.

(c)      Altarex Claim

On March 16, 1999, the Company filed a counterclaim against Biomira Inc. seeking a declaration of the court that, among other things, (i) Biomira is in breach of the Biomira License Agreement and the related asset purchase agreement between the Company, Biomira Inc. and Biomira Research Inc., (ii) the Company has the exclusive worldwide right and license to use the B43 Technology to develop, commercialize, manufacture, use and sell products based upon such technology (including OvaRex(TM) MAb), (iii) the Company has the exclusive right under the Biomira License Agreement to develop, commercialize, use and sell all AIT(R) Technology applications, (iv) as a result of its breaches of the Biomira License Agreement, Biomira Inc. is not entitled to any rights under the Biomira License Agreement, and (v) the terms of the Biomira License Agreement prohibit Biomira from bringing the legal action described in the preceding paragraph. In addition, the Company is seeking an injunction prohibiting Biomira from pursuing its legal action against the Company and damages in an amount to be proven at trial. Biomira Inc. has filed a statement of defense denying the counterclaim. Given the early stage of the Altarex Claim, it is not possible to estimate the potential costs related to this matter.

(d)      Amendment to stock option plan

On April 9, 1999, the Company's directors approved an amendment to the Company's stock option plan, subject to shareholder and regulatory approval, by increasing the number of Common Shares reserved for issuance from 2,480,000 to 4,180,000 and increasing the maximum exercise period for existing and future options from 5 years to 10 years.

(e)      Public offering of Common Shares

ALTAREX CORP.

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


December 31, 1998 and 1997
(In Canadian dollars)

Pursuant to an agency agreement dated April 27, 1999, the Company proposes to issue up to 34,000,000 Common Shares at $0.50 per share, for gross proceeds of $17,000,000. The agency fee and other expenses of the issue payable by the Company are estimated at $1,700,000 and will be deducted from the gross proceeds. The Company has also agreed to grant the agents options to acquire up to an aggregate of 5,100,000 additional Common Shares at the offering price to cover over-allotments.

                          CERTIFICATE OF ALTAREX CORP.



Dated: April 27, 1999


The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 7 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba) and by Part XV of the Securities Act (Ontario) and by the respective regulations thereunder. This prospectus, as required by the Securities Act (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.





     (SIGNED) RICHARD E. BAGLEY                  (SIGNED) EDWARD M. FITZGERALD
President and Chief Executive Officer    Senior Vice President, Chief Financial Officer
                                                          and Secretary

                       On behalf of the Board of Directors






    (SIGNED) ANTOINE A. NOUJAIM             (SIGNED) WILLIAM R. MCMAHAN
              Director                               Director

                              CERTIFICATE OF AGENTS


Dated: April 27, 1999

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 7 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part VII of The Securities Act (Manitoba) and by Part XV of the Securities Act (Ontario) and by the respective regulations thereunder. To our knowledge, this prospectus, as required by the Securities Act (Quebec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.








FIRST MARATHON SECURITIES LIMITED                   HSBC JAMES CAPEL CANADA INC.




(SIGNED) ANDRE DENIS                                     (SIGNED) ROD N. BAKER






The following includes the name of every person or company having an interest, either directly or indirectly, to the extent of not less than 5% in the capital of:

FIRST MARATHON SECURITIES LIMITED: a wholly-owned subsidiary of First Marathon Inc.; and

HSBC JAMES CAPEL CANADA INC.: a wholly-owned subsidiary of a Canadian chartered bank.


                                       81